1996 ANNUAL REPORT FOR OUR STOCKHOLDERS
TAKING STOCK IN THE OZARKS.
GREAT SOUTHERN BANCORP, INC.


(This is the front cover and included the company logo. The background of the front cover was a color picture of the corner of a residence with a Great Southern branch across the street, visible through the porch.)

(This is the inside of the front cover. The high and low stock information was in a chart box.)

ANNUAL MEETING

The 7th Annual Meeting of Shareholders will be held 10 A.M. Wednesday, October 16, 1996, at Ramada Inn, 3320 Rangeline, Joplin, Missouri.

CORPORATE PROFILE

Great Southern Bancorp, Inc. ("GSBC" or the "Company") is the holding company for Great Southern Bank FSB (the "Bank"), which converted from a mutual to a stock savings and loan in December 1989. In December 1994, the Bank converted from a state charter to a federal savings bank charter.

Great Southern was founded in 1923 with a $5,000 investment, 4 employees and 936 members, and has grown to over $665 million in assets, with more than 350 employees and 65,000 + customers.

The Bank is headquartered in Springfield, Missouri and operates 25 branches in 15 counties throughout the Ozarks; eight in Springfield.

A community oriented company, GSBC and its subsidiaries offer a full range of banking, lending, investment, insurance and travel services.

The Bank is the 4th largest thrift in the state of Missouri, and of the top four, enjoys the strongest capital ratio, expressed as equity/assets.

CORPORATE MISSION

A publicly held financial services organization, the Company is dedicated to increasing stockholders' equity through profitable operations and sound management. In order of priority, emphasis is on customer service, cost control and product offerings.

The Bank's broad mission is to promote savings and provide the financial means for home ownership to families throughout the Ozarks and southern Missouri. In addition the Bank provides a broad base of family and commercial financial products and services, emphasizing convenience, personal attention, and competitive terms.

The other wholly owned subsidiary corporations of Great Southern Bancorp, Inc. market related services, including investment counseling, discount brokerage, insurance, travel and appraisal services.

STOCK INFORMATION

The stock of GSBC is traded on the over-the-counter market and quoted on the NASDAQ National Market System under the symbol "GSBC."

As of June 30,1996, there were 4,406,048 total shares outstanding and approximately 1,800 shareholders. The Company declared four dividends during the year, making 25 consecutive dividends since conversion in December 1989.

High/Low Stock Price  (by Quarter)
     Fiscal 1996         High       Low
     ------------       ------     ------
     First Quarter      22 1/2     18 1/2
     Second Quarter     24 3/4     21 1/4
     Third Quarter      25 3/8     23 1/4
     Fourth Quarter     27 1/2     24

GENERAL INFORMATION

CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
1 (800) 749-7113

MAILING ADDRESS
P.O. Box 9009, Springfield, MO 65808

DIVIDEND REINVESTMENT
For details on the automatic reinvestment of dividends in common stock of the corporation call:
1 (800) 725-6651 or write:

Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808

FORM 10-K
The form 10-K report filed with the Securities and Exchange Commission may be obtained without charge by request to:

Richard Wilson
Senior Vice President, Controller
P.O. Box 9009, Springfield, MO 65808

INVESTOR RELATIONS
Teresa Chasteen
Vice President, Director of Marketing
P.O. Box 9009, Springfield, MO 65808

AUDITORS
Baird, Kurtz & Dobson
Hammons Tower P.O. Box 1190
Springfield, MO 65801

LEGAL COUNSEL
Carnahan, Evans, Cantwell & Brown
1949 E. Sunshine
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

(This is the table of contents page which included a small color picture the same as the front cover, a small color picture the same as the title page to the management's discussion and analysis on page 14, and a small color picture the same as on page 7 of Mr. Joseph Turner, Executive Vice President and General Counsel.)

COVER:
Communities are the "Roots of our system."  12


"THERE'S GOLD IN THEM THAR HILLS"
Management's Discussion and Analysis  16


CONTENTS

2   Message from the Chairman
    Business can combine sound management and social conscience. Given a renewed interest in "community" and Great Southern's long heritage of taking 'stock' in the Ozarks, the best is yet to come.

3   5-year Track Record at a Glance
    Selected Financial Data '92-'96

4   Convenience
    Long known as the 'most convenient' bank in the Ozarks, Great Southern redefines the concept and takes banking home.

6   Strength
    Great Southern continues to measure up well by the numbers, but there's a more telling measure in our past.and our future.

8   Service
    A corporate culture for true customer service results in exemplary individual efforts during the year.

10  Products
    Demand deposit accounts go 'global' with the introduction of a new 3-in-1 card.

12  Community
    Taking care of our neighbors is a responsibility that isn't taken lightly at Great Southern.

15  Management's Discussion and Analysis

FINANCIALS
25  Consolidated Statements of Financial Condition

26  Consolidated Statements of Income

27  Consolidated Statements of Changes in Stockholders' Equity

28  Consolidated Statements of Cash Flows

29  Notes to Consolidated Financial Statements

39  Accountants' Report

40  The Team profile
    Great Southern Bancorp, Inc. and Great Southern Bank Officers


        2 & 3

Message From
The Chairman

Across America there seems to be a renewed interest in "community." The quality and diversity of, as well as the reinvestment in, the place where we live and do business.

Socially minded corporate philosophies are being touted as paramount to prosperity as we head into the 21st century. Many believe the economic future belongs to businesses that invest in their workers and communities. I contend that their premise is exactly right ... but not new. Business can successfully combine sound management and social conscience. Business can do well and do good. Case study: Great Southern; fiscal year 1995-1996 D Achiever of third consecutive "Best Year Ever" earnings performance and recipient of the 1995 "Outstanding Philanthropic Corporation in the Ozarks" Award, thus the theme of this year's annual report: "Taking 'Stock' in the Ozarks."

In the pages that follow, we will elaborate on the principles of convenience, strength, service, products and community reinvestment - factors that prompt people to do business with us, own a share of our company or recognize our organization for enlightened business practices. The achievement of our quest for "Three in a Row" (Best Year Ever performances) equated to a rewarding year for you, our shareholders, as well. GSBC stock closed the year (June 1996) at $27.50, which represented a 43% gain over the $19.25 closing price of a year ago.

Earnings per share increased by 23% from $2.00 per share for the year ending June 30, 1995 to $2.45 per share for the year ending June 30, 1996; total assets, net loans receivable, and total deposits were all up 3D8%; non-performing assets were up $4.1 million from a year ago (June 1995), but only slightly from the prior quarter; the company's capital position remained strong with stockholders' equity at 10.2% of total assets; and the company continued to acquire GSBC stock through its stock repurchase program.

While achieving these financial results, we were simultaneously
(1)redefining convenience; (2) enhancing market share; (3) introducing creative and diverse products to the marketplace; and (4) identifying new causes whereby we could 'give back' to the communities we serve.

Redefining Convenience

It used to be that convenience in banking meant a branch near your home. Today, it means being able to bank anywhere, anytime via a number of different mediums. In just two short years, we have gone from no ATMs to number 2 in the market. Now, with over 30 machines in our network, transaction volumes are 21U2 times the level of a year ago.

In April, we rolled out the Great Access Check Card - a three function debit/ATM/Savings Plus card. The card met with overwhelming acceptance as evidenced by the nearly 50,000 transactions totaling $1.5 million for the month of July just 90 days after introduction.

Enhanced Market Share

We continue to focus on acquiring the core retail relationships of mortgage loans and checking accounts. In Greene County, based on deeds of trust filed, we are consistently number 1 or number 2 among all lenders. "The Works" and "Summit" checking packages continue to compete admirably against our competitors' free checking offerings. And we are promoting the "Total Great Southern Package" through greater exposure of and cross-selling of our subsidiary business lines.

Creative and Diverse Products

Great Southern has long been recognized as a leader/innovator in product offerings. This past year we upheld that reputation with the unveiling of our Bear CD and "Take Stock in the Ozarks" week.
Bear CDs were tied to either the men's or lady's basketball schedule at SMSU, the second largest university in Missouri; with interest rates starting at 5.25% and increasing five basis points for each victory. Over $3.5 million was invested in the Bears' success.

In a special salute to locally headquartered public companies, we deemed May 20-24th "Take Stock in the Ozarks" week. During that week, up to 250 shares of these local companies could be purchased at a flat $19 brokerage fee. As you might imagine, brokerage business was brisk and the community relations impact significant.

Community Causes

As in the past, a number of the causes we supported this year were to benefit children. Perhaps the most noteworthy is our teaming up with the Children's Miracle Network to fund an immunization van that will travel throughout southwest Missouri allowing all children to obtain proper vaccinations.

In addition, with the opening of our new facility in Nixa, Great Southern raised over $3370 for Nixa Public Schools.

Fiscal 1997 is certain to be an interesting and challenging year, as the face of banking continues to change, with the pending entry of new banking chains into the market. We are optimistic about our opportunities to gain market share and grow our customer base by emphasizing our superior products, convenience, community bank position, and service with a southern Missouri flair. Our way of doing business, albeit a little old fashioned, has returned success many times over; therefore, we will continue to "take stock" in people, communities, and tomorrow ... for we believe the best is yet to come.


/s/ William V. Turner

William V. Turner
CHAIRMAN AND PRESIDENT

SELECTED 5-YEAR FINANCIAL DATA
                                             June 30
- -------------------------------------------------------------------------------------------------
FOR THE YEAR:                          1996         1995         1994         1993         1992
- -------------------------------------------------------------------------------------------------
Net Interest Income After
  Provision for Loan Losses
  (in thousands)                   $ 24,355     $ 22,380     $ 18,532     $ 15,675     $ 14,030
Income Before Change in
  Accounting Principle               11,294        9,488        8,341**      4,736        3,792
Return on Average Assets              1.75%        1.62%        1.58%         .99%         .82%
Interest Rate Spread                  3.83%        3.86%        4.05%        4.20%        3.55%
Return on Average
  Stockholders' Equity               17.28%       15.57%       14.44%        9.37%        7.64%
Noninterest Expense to
  Average Assets                      2.53%        2.62%        2.78%        2.77%        2.99%
- -------------------------------------------------------------------------------------------------
PER COMMON SHARE*:
Fully Diluted Earnings
  Before Change in
  Accounting Principle             $   2.45     $   2.00     $   1.66**   $    .92     $    .68
Cash Dividends Declared                 .70          .60          .31          .12          .12
Book Value (year end)                 15.39        13.99        12.84        10.82         9.86
Market Price (year end)               27.50        19.25        14.92         9.21         8.25
- -------------------------------------------------------------------------------------------------
AT YEAR END:(in thousands)
Total Assets                       $668,105     $622,380     $534,740     $515,293     $470,672
Loans Receivable, Net               546,759      519,255      443,750      419,527      352,016
Savings Deposits                    397,055      384,327      358,987      326,611      350,016
Total Borrowings                    197,265      168,270      108,587      130,253       64,994
Stockholders Equity                  68,535       62,982       61,462       51,723       49,879
Non-performing Assets                16,854       12,772       14,963       14,574       18,134

* All per share amounts have been adjusted to reflect the July 25, 1994 3-for-1 stock split.
** These numbers do not reflect the Change in Accounting Principle explained in the audited financial statements later in this report.


(The right one-third of page 3 included five color graphs which were of the following numbers from the Selected 5-Year Financial Data schedule
      Stock Price (in dollars)       '92 through '96
      Earnings (in millions)         '92 through '96
      Total Assets (in millions)     '92 through '96
      Total Deposits (in millions)   '92 through '96
      Total Loans (in millions)      '92 through '96

The page also included a color picture of Mr. William V. Turner standing in front of our corporate offices.)

        4 & 5

Taking It
Home
CONVENIENCE


In times past, the "most convenient bank" could be defined as the bank with the most branch locations, or the bank closest to home or work. But in this complex world of fax machines, cell phones, computers and "instant" information, banking convenience has grown to encompass every facet of customer interaction, and is of paramount importance in maintaining long-term relationships and attracting new customers. Great Southern has always sought to incorporate banking convenience into every aspect of each product and service offered, and strives to continuously meet and exceed customer expectations.

Perhaps one of the most convenient services Great Southern provides is our Great Access Phone Bank. Twenty-four hours a day, 365 days a year, this interactive voice response system allows customers access to current account, product and rate information from home, work, car or anywhere there's a touch-tone telephone. For many common inquiries, the automated system's response time is actually quicker than a personal one, and because it's so easy to use, the number of calls to the Customer Service department have been cut in half since introducing the system in April, 1995. Calls to the Phone Bank now outnumber calls to Customer Service by more than three to one.

Although customers can't withdraw funds via phone, they can use any of Great Southern's 24-hour ATMs to get cash, even when the bank is closed. Just two short years after introducing automated teller machines, Great Southern's ATM network has grown to become the second largest in southwest Missouri, with more than 30 machines located all over the Ozarks. And while some of the ATMs are located at branches, many of them have been strategically placed in convenience stores, affording customers easy access to cash while they gas up or get a loaf of bread. The machines accept all cards bearing a Cirrus (registered trademark), Plus (register trademark), Shazam (registered trademark), MasterCard (registered trademark) or Visa (registered trademark) emblem, along with our own SavingsPlus/ATM cards. In addition, the new Great Access Check Card, a combination ATM card/ SavingsPlus card/debit card, can be used to get cash at any MasterMoney or Cirrus ATM location, providing access to over 250,000 cash machines worldwide.

Customers have been utilizing these added conveniences in such great numbers that drive-through activity after 8pm dropped off dramatically at some locations. As a result, hours were reduced at selected branches where other banking options (ATMs, night depository) were available Oround the clock. And to meet increased growth in the Joplin market, drive-through hours were actually extended. Of course, Great Southern still offers more convenient hours than the competition in every market.

In an innovative expansion on convenience in the home finance arena, Great Southern is testing the concept of permanently locating full-time mortgage loan solicitors inside major area realty offices. The advantages are two-fold; customers enjoy quick answers and one-stop shopping, and the solicitor is able to build and maintain relationships with real estate agents, resulting in increased client referrals.

(These pages included five color photos of various customer and employees transacting business at home with a phone, at an ATM, with a loan officer at a real estate agency and at a branch. They also included a color graph of monthly ATM transactions at Great Southern ATMs for the months of September 1995, December 1995, March 1996 and June 1996. Also included was a picture of a Great Southern Travel VIP card.)

Taking A High
Community Profile
STRENGTH

There is little doubt that your company's sound growth and strength continue to be vested squarely in our philosophy of commitment, both corporate and personal, to the people and communities we serve.

On the heels of three successive 'best years ever', it is gratifying to see this investment return so fully - in increased deposits, loan volume and multiple consumer relationships - as Great Southern's brand of genuine social conscienceness begets the hard-earned trust of our customers with their money. Particularly with the competitive influx of large (and locally unfamiliar) outmarket bank chains, our 73-year heritage of community involvement promises to become an even more powerful tool for your company in the immediate future.

Outside of work, Great Southern officers and branch managers sit on Chamber of Commerce boards in Springfield, Joplin and Osage Beach, and on Nixa's Board of Aldermen. Other officers serve on the boards and advisory boards of the Springfield Convention & Visitors Bureau, Cox Health Systems, Southwestern Bell Telephone, St. John's Regional Health System, Southwest Missouri State University and Drury College's Breech School of Business Administration. Corporate involvements include long-standing sponsorships of regional and community charitable events, local sports contests, children's hospital services and public schools.

And Great Southern participated with Carol Jones Women's Recovery Center, the Family Violence Center and Boys & Girls Town in applying for and receiving the area's first FHLB affordable housing grants, totalling in excess of $400,000. At virtually every level impacting our quality of life in the Ozarks - in business, education, recreation, health and public welfare - Great Southern and its employees maintain a high profile of involvement and service.
It has not gone unrecognized. The Ozarks Chapter of the National Society of Fundraising Executives named Great Southern the 1995 "Outstanding Philanthropic Corporation in the Ozarks," citing not only monetary contributions but the personal dedication of our people. The Bank was also specially recognized within its own industry again this year, earning the 1995 "Innovations in Housing" award for the state of Missouri from the Federal Home Loan Bank of Des Moines. The annual award honors a member financial institution that has done an outstanding job of building partnerships which result in affordable housing and community development.

Yet with all this acclaim and apparent emphasis on 'doing good', will a business 'do well'? The Great Southern team is convinced the two concepts go hand-in-hand. Again this year, the Kansas City Star's annual "Star 50" listed Great Southern as one of the top 25 best-managed companies in the region, and for the second consecutive year, the #1 bank or S&L in the region - based on Return on Total Assets, the most watched gauge of bank earning strength, as well as profits, shareholder earnings and stock prices. Studying 5-year Equity Per Share growth ratios, Equities magazine also proclaimed Great Southern "one of America's Fastest Growing Companies," ranking in the top fifty of all publicly-traded firms listed on NASDAQ. And your company earned the satisfactory Community Reinvestment Act performance rating for its leadership and record of meeting community credit needs.

The strength of Great Southern is measured favorably today by any number of numbers, but is more fully measured by the strength of our individual relationships with the people of Southern Missouri - our healthy and growing Great Southern family.

(These pages included three color photos of Don Gibson receiving the Innovations in Housing award, Vicki Bilyeu on the Ozarks Today morning television show, and Joe Turner at the Southwest Missouri State University. They also included a picture of a local newspaper and our Take Stock In the Ozarks campaign.)


        8 & 9

Taking The Extra Step
SERVICE

One early morning in 1983, a salesman, a computer programmer and a business developer gathered in the lobby at Great Southern. They had met before under similar circumstances, hoping to convince a bank to take a chance on their fledgling company by providing start-up capital. And they had heard the same reply time and again: the computer industry is too new, no one can determine what the market will be and you don't have any assets.

But things would be different this time. Great Southern believed in their enthusiasm and their plan to produce and market software for the medical industry, and trusted in the trio's integrity. They got the start-up loan. And today, Management Software, Inc. has grown to employ over 200 people in the Springfield area, and had medical software sales topping $16 million in 1995.

Extraordinary example? No, it's an everyday occurrence at Great Southern. Our employees regularly go above and beyond the norm to make a positive impact on our customers and our community.

Like Lee Jeter, Teller at the downtown Branson branch, who took it upon himself to personally deliver a misdirected check order to a gentleman in Springfield. Or Steve Fleischaker, Manager at the Benton & Chestnut branch in Springfield, who spent his own money to wire funds to Great Southern customers who were caught cashless while vacationing in Florida.

Great Southern's customer service philosophy permeates every level of the organization. Executive Vice President and Chief Operating Officer Don Gibson personally joined others participating in a Works! phone-a-thon, calling new checking account customers to get personal feedback and make sure they understood and were using all the complimentary benefits the accounts offer.

Originally founded to extend related services to our customers, Great Southern subsidiaries also successfully increased service levels and product offerings during the year. A concentrated effort to increase group sales at Great Southern Travel resulted in almost a four-fold increase over last year. The only travel agency in southern Missouri to be awarded the distinguished "Winner's Circle Award" from Carnival Cruise Lines, Great Southern Travel was also proclaimed Springfield's #1 Travel Agency by the Springfield Business Journal.

An active member of the Missouri Association of Insurance Agents and the Independent Insurance Agents Association of the Ozarks, Great Southern Insurance represents a"Who's Who List" of major underwriters, and has received recognition as an HPA agency for CNA, a Tower Agent for Travelers, the President's Award for Cameron Mutual, and received "Top 100 Sales Stars" of 1995 for State Auto Insurance companies. The subsidiary is experiencing the effects of a soft market for commercial lines which resulted in a decrease of overall volume, but was still able to improve pretax profits to $145,163 over last year's $98,359.

Great Southern Investments - with gross revenues topping $1 1/4 million and pretax profits of $415,434 for the fiscal year - increased service offerings while reducing costs by delegating the clearing portion of their business to another firm. Wealth accumulation, retirement planning, tax reduction strategies and estate planning concepts were emphasized at customer investment education seminars.

The rewards for providing exemplary service don't always show up on the bottom line. They are expressed in the trust and friendships gained through long-term relationships. Like Great Southern's 40-plus year relationship with Bette Datz. Over the years, Bette has paid off three mortgage loans and taken advantage of almost every product Great Southern offers. "When I was widowed in 1977, I had to have someone I could trust, and it's been Great Southern. Someone is always there that I can reach. And be heard. Someone always willing to go the extra mile. Your concerns are just as great if you have ten dollars or ten thousand dollars."

(These pages include five color photos of a pig roast held at the West Plains branch, a customer and her child and dog at a drive-in window, a company sponsored golf team at the Missouri Sports Hall of Fame Golf Tournament and a customer and a teller assisting a customer. Also shown were tickets to some of Branson's many shows available through Branson Box Office, a division of Great Southern Bancorp, Inc.)


       10 & 11


Taking It
To The People
PRODUCTS

Marketers understand that successful product development is contingent upon two factors: knowing and meeting the needs and desires of consumers as times and conditions change; and effectively communicating product information to the consumer. By continuously upgrading the current product mix, Great Southern is able to perpetually give the customer more (and more) for their money.

Complimentary benefits were enhanced on Works! checking packages, with the addition of a new travel discount coupon booklet and certificates of deposit with a lower minimum deposit requirement of $500, aimed at younger consumers who want to invest but can't make a large commitment. Works II members now also receive a buyer protection program similar to those offered by credit card companies.

Following the re-engineering of the Summit Checking package for customers age 50 or better, and The Works! enhancements, there was only one direction for checking accounts to go: Global. By joining forces with MasterCard, Great Southern is able to offer customers additional convenience and global access to their checking accounts with the introduction of the Great Access Check Card. A new way to pay for purchases, the Check Card can be used at over 12 million locations worldwide (wherever MasterCard is accepted) and the amount of purchase is deducted directly from the customer's checking account, just as if they had written a check. The three-in-one card is also a SavingsPlus discount card, offering cash discounts at over 200 merchants across the Ozarks, and an ATM card with checking account access at over 250,000 cash machines worldwide. Faster and easier to use than a check, the Card eliminates worry about check acceptance and carrying large amounts of cash.

An Olympic-themed usage campaign kicked off the Card introduction, offering prizes including Olympic apparel and logo merchandise to customers using their cards during the May and June event. Each Check Card purchase became an automatic entry for weekly drawings at each Great Southern branch, as well as the a grand prize big screen TV drawing. A huge hit with customers, Check Cards were used over 21,500 times in June to pay for over a half million dollars in products and services, and over 26,400 times with over $700,000 of purchases in July.

An innovative certificate of deposit program introduced last fall created a win-win-win situation for Great Southern, its customers, and Southwest Missouri State University. Seven-month Bears CDs could be opened with as little as $500, and interest rates were tied to the winning records of the SMSU men's and women's basketball teams. Over 570 CDs were opened, with total deposits of $3.6 million. With the men's team going two games into the conference tournament, and the Lady Bears advancing to the first round of the NCAA, final interest rates rose from the starting 5.25% to 6.15% for the men (Boomer CD) and 6.6% for the women (Buddy CD).

And the Ozarks' best seniors club, the Summit Club, began its second decade of services aimed at seniors. Recent seminars included a 55 Alive AARP Mature Driving Class and a how-to class on electronic equipment.

(These pages included four color photos of various customers, a billboard, and customers accepting a prize. Included was photos from a television campaign promoting the new check card. Also on theses pages was a pie chart showing customer composition of a special certificate of deposit promotion and a graph of check card transactions for selected months.)


       12 & 13


Taking Stock
In Our Youth
COMMUNITY


Community involvement requires more than occasionally donating resources to a worthy cause. It requires dedication and commitment. Taking care of our neighbors is a responsibility that isn't taken lightly at Great Southern. Our involvement with McGregor Elementary, Great Southern's Adopt-A-School partner in Springfield, was recognized by Partners in Education for its achievement in integrating work place concepts into daily school activities. This year's activities featured the addition of a special school bank and store. Students earned "McGregor Bucks" for regularly attending class, being alert, listening and participating in class, turning in their work on time, and being a good citizen. The Bucks were exchangeable for items at the school store, which was stocked with donations solicited from area businesses.

When the Nixa branch opened last summer, Great Southern pledged to donate money to the Nixa school system for each new account opened at the Nixa office during its first year of operations. Following an extremely successful branch addition, the Bank was honored to present the school system with an unexpected $3,370 contribution.

Great Southern's newly-expanded SMSU basketball half time games were so well received last winter that they were expanded to include SMSU's Grizzly games on their West Plains campus as well as at Missouri Southern in Joplin. The games included "3 Wheelin" (adult tricycle races), "Cash Cushions" (musical chairs), "Suit & Shoot" (kids donning oversized clothes while racing to make a basket), "Airfare" (make your best paper airplane and aim for the target) and the ever-popular "Shoot-Out". Coaches Against Cancer also received a donation for each event.

Expanding on a decade-long sponsorship with Children's Miracle Network, the Bank worked with CMN to establish the C.A.R.E. Mobile, a self-contained immunization clinic that can travel to remote areas across the Ozarks where doctors and medical facilities are in short supply. All children are accepted, regardless of insurance status or ability to pay. Missouri currently ranks 49th nationally in the percentage of correctly immunized children, and the project has become a test model for the State in reaching these high risk children. On-going programs with CMN included the exclusive Cash for Kids savings program, Branson Celebrity Golf Tournament and The Children's Village project inside the pediatric unit at Cox Hospitals.

Other projects included raising funds for new Chamber of Commerce facilities in Osage Beach and Springfield, Lake Ozark Regional Hospital, the Jerry Lewis MDA telethon, Habitat for Humanity, Easter Seals telethon, Boys & Girls Town of Missouri Annual Golf Tournament, Springfield Public Schools Telethon for Technology, The Kitchen, United Way, The Missouri Sports Hall of Fame, and individual community events such as Thayer Dogwood Daze, Ava's Fox Trotter Celebration, Cabool's Ole Tyme Days, and Kimberling City's Port of Lights. Involvement in these events, along with countless other projects, all serve to underline Great Southern's genuine commitment to the people of the Ozarks.

(These pages included four color photos of the new Children's Miralce Network immunization van, Joe Turner presenting a check to for the van, a half-time activity at a SMSU basketball game, and students participating in the McGregor Bucks activity.)

(This is a color page listing the Managemen'ts Discussion and Analysis, Consolidated Statements of Financial Condition and Notes to Consolidated Financial Statements. The picture on this page is a section of the stock price page from a financial newspaper, with a background of gently rolling country hills.)


       15 through 24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

     The discussion set forth below, as well as other portions of this document, may contain forward-looking comments. Such comments are based upon the information currently available to management of Great Southern Bancorp, Inc. (the "Company") and management's perception thereof as of the date of this document. Actual results of the Company's operations could materially differ from those forward-looking comments. The differences could be caused by a number of factors or combination of factors including, but not limited to, changes in the availability and/or cost of capital; changes in demand for banking services; changes in the portfolio composition; changes in the interest rate yield on the Company's investments; changes in management strategy; increased competition from both bank and non-bank companies; changes in the economic, political or regulatory environments in the United States; litigation involving the Company and/or its subsidiaries; and changes in the availability of qualified labor. Readers should take these factors into account in evaluating any such forward-looking comments.

GENERAL

     The consolidated net income of the Company and more specifically, the net income of its primary subsidiary, Great Southern Bank, FSB (the "Bank"), is primarily dependent upon the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank, like other financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis than its interest-earning assets. The Company's consolidated net income is also affected by, among other things, gains on sales of loans and available-for-sale investments, provisions for loan losses, service charge fees and commissions, operating expenses and income taxes.

     Management of the Company has developed and implemented an asset/liability management strategy to match the repricing and/or maturity of its interest-earning assets and its interest-bearing liabilities and to achieve improved and sustained operating income without adversely affecting asset quality. In implementing this strategy, the Company has sought, subject to market conditions, to increase its origination of adjustable-rate loans secured by one- to four-family residential real estate in order to increase its investment in loans that are interest rate sensitive. The Company has also sold substantially all of the fixed-rate, one- to four-family residential loans originated since fiscal 1986, with servicing retained through fiscal 1995 and primarily servicing released beginning in fiscal 1996. Beginning in fiscal 1992, the Company's lending returned to origination of adjustable-rate commercial real estate and commercial business loans. By doing so, the Company is attempting to increase significantly its loan fees, increase its investment in loans that are interest rate sensitive and improve the yield on its loan portfolio. The Company intends to continue prudently to evaluate the origination of commercial real estate loans in its total loan portfolio subject to commercial real estate and other market conditions and to applicable regulatory restrictions and may increase the percent of the commercial real estate loans to the overall portfolio.

EFFECT OF FEDERAL LAWS AND REGULATIONS

     Federal legislation and regulation significantly affect the banking operations of the Company and have increased competition among savings institutions, commercial banks, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

     Legislation recently passed by Congress and signed by the President repealed the bad debt reserve method of accounting for bad debts by large thrifts for taxable years beginning after 1995 (year ended June 30, 1997 for the Bank). The legislation requires applicable excess reserves accumulated after 1987 (year ended June 30, 1988 for the Bank) be recaptured and restored to income over a six year period with the first year beginning after 1995 (year ended June 30, 1997 for the Bank), and eliminates recapture of the applicable excess reserves accumulated prior to 1988 for thrifts converting to bank charters. The post 1987 recapture may be delayed for a one- or two-year period if certain residential loan origination requirements are met. The amount of post 1987 recapture for the Bank is estimated at $5 million which would create tax of approximately $2 million, or $333,000 per year for each of the six years. The $2 million of tax has been accrued by the Bank in previous periods and would not be reflected in earnings when paid.

     In late 1995, the FDIC adopted a new deposit insurance assessment rate schedule that provided for lower premiums for BIF members than for SAIF members such as the Bank. Subsequently, the FDIC made further reductions to the deposit insurance assessment rates applicable to BIF members. As a result of such further adjustments, BIF members pay between 0 basis points and 27 basis points on their deposits. As of year end, approximately 92% of BIF members were being charged the 0 basis point rate. In contrast, SAIF member institutions such as the Bank continue to pay assessment rates ranging from 23 basis points to 31 basis points. This disparity causes SAIF members, such as the Bank, to be placed at a competitive disadvantage with BIF members with respect to the pricing of loans and deposits, the ability to achieve lower operating costs, and the ability to raise funds in the capital markets.

     Legislative issues regarding the disparity in bank and thrift deposit insurance premiums, the merger of the BIF and SAIF, recapitalization of the SAIF and other pending regulatory issues remain unresolved. Management cannot predict the impact future legislation or regulatory changes may have on the Company or the Bank. The Company and the Bank will monitor the development of the BIF and SAIF issue as well as other bank versus thrift issues and will take the steps believed necessary to maximize the overall value of the Company and the Bank.

RECENT CHANGES IN ACCOUNTING PRINCIPLES

     In June 1993, the FASB issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). This statement requires discounting expected future cash flows to measure impairment of certain loans or, as a practical expedient, impairment measurements based on the loan's observable market price or the fair value of collateral if the loan is collateral dependent. In October 1994, the FASB issued Statement No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118") which amended certain provisions of SFAS 114. SFAS 118 allows a creditor to use existing methods for recognizing interest income on impaired loans and requires information to be disclosed about the recorded investment in certain impaired loans about how a creditor recognized interest income related to those loans. These standards were adopted by the Company during the current June 30, 1996 fiscal year. This accounting change did not have a material adverse impact on the financial condition or net income of the Company.

POTENTIAL IMPACT OF ACCOUNTING PRINCIPLES TO BE IMPLEMENTED IN THE FUTURE.

     In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). This statement applies to assets to be held and used as well as assets to be disposed of. SFAS 121 requires an entity to evaluate long-lived assets, certain identifiable intangibles, and related goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of SFAS 121 will be required by the Company during the fiscal year ended June 30, 1997. Management believes the adoption of SFAS 121 will not have a material effect on the financial condition or net income of the Company.

     In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). SFAS 122 requires that mortgage banking enterprises recognize as separate assets, rights to service mortgage loans for others, however those servicing rights are acquired. Adoption of SFAS 122 will be required by the Company during the fiscal year ending June 30, 1997. Management believes the adoption of SFAS 122 will not have a material effect on the financial condition or net income of the Company.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. This statement applies to financial statements for fiscal 1997. Management expects to continue to account for stock-based compensation in accordance with the provisions of APB No. 25. Therefore, SFAS 123 is not expected to have a significant impact on the Company's consolidated financial statements.

     In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). SFAS 125 extends the rules in SFAS 122 from servicing of mortgage loans to all loan servicing. Adoption of SFAS 125 will be required by the Company during the fiscal year ending June 30, 1997. Management believes the adoption of SFAS 125 will not have a material effect on the financial condition or net income of the Company.

ASSET AND LIABILITY MANAGEMENT

     Management believes that a key component of successful asset/liability management is the monitoring and management of interest rate sensitivity, which encompasses the repricing and maturity of interest-earning assets and interest-bearing liabilities. During any period in which a financial institution has a positive interest rate sensitivity gap, the amount of its interest-earning assets maturing or otherwise repricing within such period exceeds the amount of the interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a rising interest rate environment, financial institutions with positive interest rate sensitivity gaps generally will experience greater increases in yield on their assets than in the cost of their liabilities. Conversely, in a falling interest rate environment, the cost of funds of financial institutions with positive interest rate gaps generally will decrease less than the yield on their assets. Changes in interest rates generally will have the opposite effect on financial institutions with negative interest rate sensitivity gaps. In a rising interest rate environment financial institutions with negative gaps have more liabilities than assets mature or reprice during the relevant period, causing the increase in the cost of liabilities to exceed the increase in the yield on assets. Conversely, in a falling interest rate environment, the cost of funds of financial institutions with negative interest rate sensitivity gaps generally will decrease more than the yield on their assets. The Company's experience with interest rates are discussed in more detail under the headings "Results of Operations and Comparisons of the Years Ended June 30, 1996 and 1995" and " Results of Operations and Comparisons of the Years Ended June 30, 1995 and 1994."

     The Company's one-year interest rate sensitivity gap, stated as a dollar amount and as a percentage of total interest-earning assets, was a positive $89 million, or 13.6%, at June 30, 1996, as compared to a positive $75 million, or 12.3%, at June 30, 1995 and a positive $89 million, or 16.97% at June 30, 1994. The change in the Company's one-year gap position from 1995 to 1996 resulted primarily from (i) a $43 million, or 126%, increase in investment securities and other interest-earning assets from an overall increase of $15 million due to the end of the quarter falling on a weekend which increases cash items in the process of collection from other financial institutions combined with maturities of $28 million shortening into the one year or less category; (ii) an $18 million, or 4%, increase in residential, commercial real estate and construction loans, the majority of which were at adjustable rates with adjustment periods of one year or less;
(iii) a $24 million, or 25%, increase in Federal Home Loan Bank ("FHLBank") advances with short maturities to match the increase in adjustable rate loans; (iv) a $17 million, or 10%, increase in time deposits primarily from a shift of $13 million to the one year or less category from the categories over one year; and (v) a $9 million, or 9%, increase in demand deposits due to the end of the quarter falling on a weekend as noted under (i) above, which are in the one year or less category.

     The change in the Company's one-year gap position from 1994 to 1995 resulted primarily from (i) a $73 million, or 20%, increase in residential, commercial real estate and construction loans, the majority of which were at adjustable rates with adjustment periods of one year or less; (ii) a $23 million, or 40%, decrease in investment securities and other interest-earning assets due to maturities extending into the 1 to 3 year category;
(iii) a $42 million, or 75%, increase in Federal Home Loan Bank advances with short maturities to match the increase in adjustable rate loans; (iv) a $38 million, or 28%, increase in time deposits in the one year or less category; and (v) an $11 million, or 7%, reduction split equally between demand and savings deposits in the one year or less category.

     As a part of its asset and liability management strategy, the Company has increased its investment in loans which are interest rate sensitive by emphasizing the origination of adjustable-rate, one- to four-family residential loans and adjustable-rate or relatively short-term commercial business and consumer loans, and originating fixed-rate, one- to four-family residential loans primarily for immediate resale in the secondary market. Approximately 30% of total assets are currently invested in commercial real estate and commercial business loans. This part of the strategy was designed to improve asset yield and fee income, and to shorten the average maturity and increase the interest rate sensitivity of the loan portfolio. While efforts to date have contributed to the changes in the one-year interest rate sensitivity gap and increasing net interest income, such lending, commensurate with the increased risk levels, has also resulted in an increase in the level of non-performing assets. Management continually evaluates existing and potential commercial real estate and commercial business loans, in order to try to reduce undesirable risks including concentrations in a given geographic area or a particular loan category.

     While from a credit risk standpoint the Company would prefer higher levels of one- to four-family and other residential loan originations rather than commercial real estate and commercial business loan originations, the Company has adapted to the changing lending environment and originates commercial real estate and commercial business loans to help maintain the desired size of the loan portfolio and assets in total, as well as to maintain the desired yield on the Company's investments.

     Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Company's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Company's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and would therefore cause a change (which potentially could be material) in the Company's interest rate risk.

     Tables I & II set forth the Company's interest rate sensitive assets and liabilities. Table I sets forth the Company's interest rate sensitive assets and liabilities that mature or reprice within one year as of the dates indicated, while table II sets forth the interest rate sensitivity of the Company's June 30, 1996 assets and liabilities for all maturity or repricing periods. Both tables were prepared on the basis of the factors and assumptions following:

     --Prepayment rates are derived from market prepayment rates observed on or about June 30, 1996. These rates are supplied by the FHLBank of Des Moines Risk Management Department.
     --Fixed-rate loans, net of loans in process, deferred fees and discounts are shown on the basis of contractual amortization and the prepayment assumptions noted above.
     --Adjustable-rate loans are assumed to reprice at the earlier of maturity or the next contractual repricing date.
     --Zero growth and constant percentage composition of assets and liabilities are assumed. Funds from contractual amortization are not reinvested.

Caption>
TABLE I
                                                    June 30,    1996            1995            1994
                                                              --------        --------        --------
                                                                        (Dollars in thousands)
Residential, commercial real estate and
  construction loans                                          $463,559        $445,745        $372,474
Commercial business loans                                       12,349           9,606           9,350
Consumer loans                                                  16,202          14,068          11,442
Investment securities and other                                 76,343          33,710          56,671
                                                               -------         -------         -------
  Total interest rate sensitive assets repricing
    within one year                                            568,453         503,129         449,937
                                                               -------         -------         -------
Demand deposits                                                112,289         103,401         109,128
Savings deposits                                                37,009          38,285          43,460
Time deposits                                                  192,909         175,728         137,411
FHLBank advances                                               120,849          96,831          55,295
Other borrowings and liabilities                                16,468          13,947          15,500
                                                               -------         -------         -------
    Total interest rate sensitive liabilities repricing
      within one year                                          479,524         428,192         360,794
                                                               -------         -------         -------
One year interest rate sensitivity gap (1)                    $ 88,929        $ 74,937        $ 89,143
                                                               =======         =======         =======
Interest rate sensitive assets/interest rate sensitive
  liabilities                                                  118.5%          117.5%          124.7%
                                                               =====           =====           =====
One year interest rate sensitivity gap as a percent of
  interest-earning assets                                       13.6%           12.3%           16.9%
                                                                ====            ====            ====
______________________

	(1) Defined as the Company's interest-earning assets which mature or reprice within one year minus its interest-
bearing liabilities which mature or reprice within one year.

TABLE II                                                     Maturing or Repricing (Dollars in thousands)

                                                             Over 6
                                            6 Months         Months      Over 1-3      Over 3-5        Over
                                             or Less       to 1 Year       Years         Years        5 Years        Total
                                            --------       ---------      -------      --------       -------       --------
Residential, commercial real estate
  and construction loans                    $356,898       $106,661       $19,510       $11,471       $34,714       $529,254
Commercial business loans                     12,234            115           181                                     12,530
Consumer loans                                13,771          2,431         6,818                                     23,020
Investment securities and other               27,393         48,950        10,472             0             0         86,815
                                             -------        -------        ------        ------        ------        -------
Total interest-earning assets                410,296        158,157        36,981        11,471        34,714        651,619
                                             -------        -------        ------        ------        ------        -------
Demand deposits                              112,289                                                                 112,289
Savings deposits                              37,009                                                                  37,009
Time deposits                                134,407         58,502        35,725         4,463         5,760        238,857
FHLBank advances                             112,558          8,291        32,186        10,867        16,895        180,797
Other borrowings and liabilities              16,468              0             0             0             0         16,468
                                             -------        -------        ------        ------        ------        -------
Total interest-bearing liabilities           412,731         66,793        67,911        15,330        22,655        585,420
                                             -------        -------        ------        ------        ------        -------
Interest-earning assets less
  interest-bearing liabilities              $ (2,435)      $ 91,364      $(30,930)      $(3,859)      $12,059        $66,199
                                             =======        =======        ======         =====        ======         ======
Cumulative interest rate
  sensitivity gap                           $ (2,435)      $ 88,929       $57,999       $54,140       $66,199
                                             =======        =======        ======        ======        ======
Cumulative interest rate
  sensitivity gap as a percent of
  interest-earning assets at June 30, 1996    (0.4)%         13.6%          8.9%          8.3%         10.2%

Cumulative interest rate
  sensitivity gap as a percent of
  interest- earning assets at June 30, 1995     2.1%         12.3%          9.8%          9.1%         10.6%

RESULTS OF OPERATIONS AND COMPARISONS OF THE YEARS ENDED JUNE 30, 1996 AND
1995

     The increase in earnings for the year ended June 30, 1996 compared to June 30, 1995 of $1.8 million, or 19%, was primarily due to an increase in the net interest income of $2.1 million and an increase in non-interest income of $2.4 million, offset by an increase in non-interest expense of $1 million and an increase in provision for income taxes of $1.6 million during fiscal 1996.

Interest Income

     Total interest income increased $6.8 million, or 14.5%, from fiscal 1995 primarily due to a $6.2 million, or 14.2%, increase in interest income on loans combined with a $.6 million, or 18.4%, increase in interest income on investment securities and other interest-earning assets. The increase in interest income on loans was the result of higher average balances from $487 million in fiscal 1995 to $537 million in fiscal 1996 as a result of strong loan growth, combined with an increase in average yield from 8.98% in fiscal 1995 to 9.29% in fiscal 1996 as a result of higher market rates during the fiscal year. The increase in interest income on investment securities and other interest-bearing assets was the result of higher average annual yields from 4.85% in fiscal 1995 to 5.34% in fiscal 1996 as a result of higher market rates, combined with an increase in average balances from $71 million in fiscal 1995 to $76 million in fiscal 1996 as a result of available-for-sale securities acquired by the Company. The Company believes interest income may stabilize in fiscal 1997 as the average balances in fiscal 1996 approximate the current balances and funding of current loan commitments are expected to primarily replace loan maturities and repayments on existing loans during the fiscal year and market rates are expected to be comparable to fiscal 1996.

Interest Expense

     Total interest expense increased $4.7 million, or 20.2%, from fiscal 1995 primarily due to a $2.1 million, or 14.2%, increase in interest expense on deposits and a $2.6 million, or 30.5%, increase in interest expense on FHLBank advances and other borrowings. Interest expense on deposits increased primarily due to an increase in average annual rates on time deposits from 5.14% in fiscal 1995 to 5.69% in fiscal 1996 as a result of higher market rates on the average for such deposits and higher average balances from $222 million in fiscal 1995 to $239 million in fiscal 1996. Interest expense on FHLBank advances and other borrowings increased primarily due to higher average balances from $143 million in fiscal 1995 to $187 million in fiscal 1996 as a result of the Company's decision to use FHLBank advances to fund increased loan volumes. The Company evaluates various funding sources and generally uses the source which produces the lowest overall cost in the current market environment. The main sources evaluated are FHLBank advances, brokered CDs and retail deposits.

Net Interest Income

     The Company's overall net interest margin decreased 4 basis points, or .9%, from 4.25% in fiscal 1995 to 4.21% in fiscal 1996. The decrease is due to an overall increase in the weighted average rates paid on interest-bearing liabilities which was slightly greater than the overall increase in the weighted average yield received on interest-earning assets. The Company believes the net interest margin will remain stable or decline slightly in fiscal 1997.

Provision for Loan Losses

     The provision for loan losses increased $132,000, or 10%, in fiscal 1996 from fiscal 1995. In any accounting period, the provision for loan losses is affected by many factors including, but not limited to, the change in the composition of the loan portfolio, the increase or decrease in total loans, the level of delinquencies, the historical loss experience of the portfolio and non-performing loan levels.

     Non-performing assets increased $4.1 million, or 32%, in fiscal 1996 from $12.8 million at June 30, 1995 to $16.9 million at June 30, 1996. Non-performing loans increased $2.1 million, or 53.8%, from $3.8 million at June 30, 1995 to $5.9 million at June 30,1996, and foreclosed assets increased $2 million, or 22.6%, from $8.9 million at June 30, 1995 to $10.9 million at June 30, 1996. Non-performing loans at June 30, 1995 and 1996, respectively, included $800,000 and $500,000 of loans in connection with the sale of foreclosed assets. Substantially all of these loans are currently performing according to their loan terms.

     The increase in non-performing loans was primarily the result of (i) the addition of loans totaling $1.3 million on a residential development in Taney County, Missouri; (ii) the transfer from foreclosed assets to loans, due to the implementation of SFAS 114, of one loan for $934,000 which had been recorded as an in-substance foreclosure in fiscal 1995; (iii) the addition of loans totaling $1 million on a restaurant located in Branson, Missouri; and (iv) the addition of six unrelated single-family mortgage loans totaling $.5 million; partially offset by (v) the foreclosure of a 79-unit motel in Branson, Missouri securing a $1.6 million loan.

     The borrower on the $1.3 million residential development is in bankruptcy. The loan is secured by 63 developed residential lots which include all utilities (electric, sewer, water and natural gas), six single-family homes constructed by the borrower and 166 acres of undeveloped land.

     The borrower on the $934,000 loan has been delinquent for an extended period, but was in bankruptcy so the Company had been unable to obtain possession of the property. Subsequent to June 30, 1996, the property securing this loan was auctioned at a bankruptcy court sponsored sale and purchased by independent third parties for approximately $1.1 million, a substantial portion of which has been received by the Company.

     The borrower on the $1 million restaurant loans has been slow in paying but began showing improvement towards the latter part of their 1995 season and experienced increased advance reservations for the 1996 season. These advance reservations have been materializing in the 1996 season and the borrower has been making loan payments according to the agreed payment schedule. If the borrower continues with the scheduled payments for the remainder of the 1996 season, the loan will have been brought current.

     The Company foreclosed on the $1.6 million motel located in Branson, Missouri in October 1995. The motel appraised for slightly more than the balance of the loan. The Company is seeking a buyer for the property and in the interim operated the motel during the 1995 fall and winter season and is currently operating the motel during the 1996 season.

     The increase in foreclosed assets in fiscal 1996 was primarily due to
(i) the addition of a $4.3 million condominium project located in Branson, Missouri (this is net of a $1.4 million charge-down prior to foreclosure);
(ii) the addition of a $1 million residential development in Branson, Missouri; (iii) the addition of the $1.6 million motel noted above; offset by (iv) the sale of a $2.8 million 18 hole Arnold Palmer designed golf course located at the Lake of the Ozarks, near Osage Beach, Missouri. The sale was for a total of $4 million with $1 million cash at closing and normal long-term financing for the balance; (v) the $934,000 property transferred back to loans as noted above; (vi) the sale of nine condominium units carried at an aggregate of $424,000; (vii) three residential lots carried at an aggregate of $47,000 and 22.3 undeveloped acres carried at $120,000 located on the Lake of the Ozarks; (viii) the sale of a $400,000 Joplin car wash; (ix) a $125,000 charge-down on two existing properties; and (x) various other activity of smaller properties in the account.

     Potential problem loans decreased $.9 million from $5.6 million at June 30, 1995 to $4.7 million at June 30, 1996. These are loans which management has identified through routine internal review procedures as having possible credit problems which may cause the borrowers difficulty in complying with current loan repayment terms. These loans are not reflected in the non-performing loans. The main reason for the decrease in potential problem loans is the reduction of (i) $2.2 million in a condominium project in Branson, Missouri due to collateral sales; and (ii) the $1 million Branson, Missouri restaurant loans which moved to non-performing loans at June 30, 1996; offset by (iii) deterioration of the credit quality of a commercial business located in Springfield, Missouri of $2.3 million.

     The allowance for loan losses at June 30, 1996 and 1995, respectively, totaled $14.4 million and $14.6 million, representing 2.6% and 2.8% of total loans, 243% and 380% of non-performing loans, and 139% and 154% of non-performing loans and potential problem loans in total. The allowance for foreclosed asset losses totaled $1.1 million and $.9 million at June 30, 1996 and 1995, respectively, representing 9.9% and 10.4% of total foreclosed assets. Although Management maintains the allowance for loan losses and the allowance for foreclosed asset losses at levels which it considers to be adequate to provide for potential losses and selling expenses, there can be no assurance that such losses will not exceed the estimated amounts, thereby adversely affecting future results of operations.

Non-interest Income

     Non-interest income increased $2.4 million, or 30.4%, in fiscal 1996. The main areas generating the net increase were: (i) an increase in income on foreclosed assets of $971,000 primarily due to recovery in fiscal 1996 of previously recorded losses; (ii) an increase in profit on sale of loans and available-for-sale securities of $1.1 million due to gains on sale of available-for-sale securities of $680,000 in fiscal 1996, and an increase in sales of fixed-rate one- to four-family loan originations in fiscal 1996; and (iii) modest increases or decreases in other non-interest income items.

Non-interest Expense

     Non-interest expense increased $1 million, or 6.4%, in fiscal 1996. The increase was due primarily to: (i) an increase in employee expense of $790,000, or 10.4%, primarily due to increases in the Bank for salaries, commissions, retirement plan contributions and health insurance premiums; and (ii) an increase of $340,000, or 17.9%, in net occupancy expense primarily from expansion and upgrade in technology related items such as computers and ATMs; offset by (iii) a decrease of $130,000, or 23.3%, in supplies and printing from an overall reduction in pricing on purchases; and (iv) various smaller increases and decreases in the other non-interest expense categories.

Provision for Income Taxes

     Provision for income taxes as a percentage of pre-tax income increased from 36.8% in fiscal 1995 to 38.6% in fiscal 1996 due to changes in accrual estimates.


RESULTS OF OPERATIONS AND COMPARISONS OF THE YEARS ENDED JUNE 30, 1995 AND
1994

     The increase from fiscal 1994 in operating earnings (before the cumulative change in accounting for income taxes of $3.4 million in fiscal
1994) of $1.1 million, or 13.7%, was primarily due to an increase in the net interest income of $2.1 million and a decrease in provision for loan losses of $1.7 million, offset by a decrease in non-interest income of $.9 million, an increase in non-interest expense of $.6 million and an increase in provision for income taxes of $1.2 million during fiscal 1995.

Interest Income

     Total interest income increased $8.1 million, or 20.8%, from fiscal 1994 to fiscal 1995 primarily due to a $7.4 million, or 20.4%, increase in interest income on loans combined with a $.7 million, or 26.5%, increase in interest income on investment securities and other interest-earning assets. The increase in interest income on loans was the result of higher average balances from $434 million in fiscal 1994 to $487 million in fiscal 1995 as a result of strong loan growth, combined with an increase in average yield from 8.37% in fiscal 1994 to 8.98% in fiscal 1995 as a result of higher market rates during the fiscal year. The increase in interest income on investment securities and other interest-earning assets was the result of higher average annual yields from 4.06% in fiscal 1994 to 4.85% in fiscal 1995 as a result of higher market rates, combined with an increase in average balances from $67 million in fiscal 1994 to $71 million in fiscal 1995 as a result of available-for-sale securities acquired by the Company.

Interest Expense

     Total interest expense increased $6 million, or 34.3%, from fiscal 1994 primarily due to a $3.4 million, or 29.9%, increase in interest expense on deposits and a $2.6 million, or 42.7%, increase in interest expense on FHLBank advances and other borrowings. Interest expense on deposits increased primarily due to an increase in average annual rates on time deposits from 4.27% in fiscal 1994 to 5.14% in fiscal 1995 as a result of higher market rates on the average for such deposits and higher average balances from $189 million in fiscal 1994 to $222 million in fiscal 1995 primarily as a result of brokered deposits generated during fiscal 1995. Interest expense on FHLBank advances and other borrowings increased primarily due to higher average annual rates from 4.56% in fiscal 1994 to 5.95% in fiscal 1995 due to higher average short term market rates, and higher average balances from $131 million in fiscal 1994 to $143 million in fiscal 1995. The higher average balances were a result of the Company's decision beginning during fiscal 1992 to use increased levels of FHLBank advances to fund increased loan volumes.

Net Interest Income

     The average annual interest rate spread decreased 19 basis points, or 4.7%, from 4.05% in fiscal 1994 to 3.86% in fiscal 1995. The decrease is due to an overall increase in the weighted average rates paid on interest-bearing liabilities partially offset by an overall increase in the weighted average yield received on interest-earning assets and further offset by a greater overall increase in the average balances of interest-earning assets.

Provision for Loan Losses

     The provision for loan losses decreased $1.7 million, or 56.4%, in fiscal 1995 from fiscal 1994. In any accounting period, the provision for loan losses is affected by many factors including, but not limited to, the change in the composition of the loan portfolio, the increase or decrease in total loans, the level of delinquencies, the historical loss experience of the portfolio and non-performing loan levels.

     Non-performing assets decreased $2.2 million, or 14.6%, in fiscal 1995 from $15 million at June 30, 1994 to $12.8 million at June 30, 1995. Non-performing loans decreased $3.5 million, or 47.7%, from $7.3 million at June 30, 1994 to $3.8 million at June 30,1995, while foreclosed assets increased $1.3 million, or 17.2%, from $7.6 million at June 30, 1994 to $8.9 million at June 30, 1995. Non-performing loans at June 30, 1994 and 1995, respectively, included $1.3 million and $.8 million of loans in connection with the sale of foreclosed assets. Substantially all of these loans were performing according to their loan terms at June 30, 1995.

     The decrease in non-performing loans was primarily the result of the foreclosure of three loans to one borrower totaling $2.6 million, the repayment of one loan for $303,000 and the pay down on a $233,000 loan of concern due to the liquidation of a portion of the collateral, partially offset by the addition of four loans to one borrower totaling $475,000 and other increases and decreases totaling a net decrease of $1.1 million resulting from smaller loans being added to or subtracted from the non-performing category.

     The first project involved the in-substance foreclosure of loans totaling $2.6 million, secured by an 18 hole Arnold Palmer designed golf course located at the Lake of the Ozarks, near Osage Beach, Missouri. (The $2.6 million does not include a $1.1 million loan to a separate borrower secured by a residential development of condominiums and related amenities located adjacent to the golf course. The $1.1 million loan was recorded as an in-substance foreclosure during fiscal 1994.) The Company completed the foreclosure on this property in July 1995 and completed the sale of this property in fiscal 1996.

     The $303,000 was a total principal payoff on a loan which still had approximately $1.8 million of past interest owed and is secured by several commercial properties located in the Springfield, Missouri area. The four loans totaling $475,000 are secured by a restaurant and motel in Gainesville, Missouri and a restaurant, single family residence, approximately 10 acres of vacant land and three mobile home pads, all located near Seymour, Missouri. The borrower has historically been slow in paying. The Company has begun the foreclosure process on these properties.

     The $233,000 loan of concern was on two single family residences owned by one borrower. The Company sold one of the residences to the borrower and took a mortgage on an existing residence for the down payment until the borrower could sell the existing residence. The borrower was slow in selling the existing residence, but completed the sale during the fiscal year 1995 and paid down the debt.

     The increase in foreclosed assets during fiscal 1995 resulted from the foreclosure of three projects, offset by the sale of six projects, recognition of a previously deferred sale, charge downs totaling $645,000 on properties still owned, and various sales and foreclosures of smaller properties.

     The first sale was a 70-unit apartment complex in Columbia, Missouri. The Company sold the property with 100% financing and loaned additional funds for improvements for a total loan of $950,000. Upon completion of the renovation, a new appraisal was obtained which showed the loan-to-value at the normal levels of the Company's lending policy so the loan is carried as performing. The carrying value of the property at June 30, 1994 was $650,000.

     The second sale was a $350,000 cash sale of an office building located in Joplin, Missouri. The property was carried on the books at $400,000. The third sale was multiple cash sales totaling $330,000 of a commercial lake front project located on the Lake of the Ozarks, which was carried on the books at approximately the same value. The fourth sale was a $150,000 cash sale of two vacant lots located in Joplin, Missouri which were carried on the books at $120,000. The fifth sale was a commercial building located in Springfield, Missouri which had been sold in a previous fiscal year under a lease with purchase option. The cash sale was completed in fiscal 1995 for $145,000. The property was carried at $122,000 at June 30, 1994.

     The previously deferred sale was a $1.1 million sale of a golf course and residential lots on 53 acres. The sale occurred in May 1992 with 100% financing and was deferred until adequate cash proceeds were received to allow recognition. Cumulative receipts on the loans and an updated appraisal showing an acceptable loan-to-value ratio have been received so that the Company may begin to recognize the deferred gain of $290,000 on the installment method as principal payments are received on the loan. The carrying value of the property at June 30, 1994 was $753,000.

     The first charge down was for $400,000 and was on 22 two-bedroom single family homes located in Montgomery, Alabama. The Company has been renting the homes for the last few years while attempting to sell the properties; however, completing such sales have been difficult because the housing market in Montgomery has been over built during that time period. The Bank was only allowed to own the homes for five years under OTS regulations and declared and paid a dividend to Bancorp of the homes, along with two other properties, after approval from the regulators. The Company will continue to attempt to dispose of the properties as opportunities arise and as the housing market allows. The carrying value of the properties at June 30, 1995 was $330,000 or $15,000 per home.

     The second charge down was for $245,000 and was on a residential development of 15 lots and 22.3 undeveloped acres located on the Lake of the Ozarks. The property was being carried at $169,000 at June 30, 1995, which is based on a recent appraisal obtained of the property of $198,000 less the sale of one lot for $29,000, net.

     The first addition to foreclosed assets was the $2.6 million in-substance foreclosure noted above. The second foreclosure was three condominium buildings recorded at $265,000 each. The buildings each contain six units and are all located in a development adjacent to Silver Dollar City near Branson, Missouri. The original borrower purchased the buildings from the developer and enrolled them in a rental program. The rental of the units was inadequate to cash flow the expenses and make the required mortgage payments. The Company does not intend to rent the units during the period it aggressively seeks a buyer for the properties.

     The third addition to foreclosed assets was a 32-unit, two bedroom, condominium project located in Branson, Missouri. The property was recorded at $1.5 million. The units have been rented in the past, and the Company will continue to rent these units while aggressively seeking a buyer for the property.

     Potential problem loans at June 30, 1995 amounted to $5.6 million compared with $2.3 million at June 30, 1994. The increase of $3.3 million resulted primarily from a condominium project located in Branson, Missouri. Potential problem loans are loans that management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulties in complying with current loan repayment terms. These loans are not considered as non-performing loans for financial reporting purposes, however.

     The allowance for loan losses at June 30, 1995 and 1994, respectively, totaled $14.6 million and $13.6 million, representing 2.8% and 3.1% of total loans, 380% and 186% of non-performing loans, and 154% and 139% of non-performing loans and potential problem loans in total. The allowance for foreclosed asset losses totaled $.9 million and $1.5 million at June 30, 1995 and 1994, respectively, representing 10.4% and 20.3% of total foreclosed assets. Although management maintains the allowance for loan losses and the allowance for foreclosed asset losses at levels which it considers to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts, thereby adversely affecting future results of operations.

Non-interest Income

     Non-interest income decreased $935,000, or 10.6%, in fiscal 1995. The main areas generating the net decrease were: (i) a decrease in income on foreclosed assets of $830,000 primarily due to recovery of previously recorded losses in fiscal 1994; (ii) a decrease in profit on sale of loans and available-for-sale securities of $450,000, or 80%, due to the sharp drop at the beginning of fiscal 1995 of fixed-rate one- to four-family loan originations and sales as a result of increasing rates; (iii) a decrease in gain on sale of premises and equipment of $175,000, from the sale of two previously occupied branches in Branson, Missouri in fiscal 1994; (iv) an increase in service charge fees on transaction accounts of $140,000, or 6.7%; (v) an increase in commissions of $506,000, or 13%, primarily from increased sales in the Company's travel and broker/dealer subsidiaries; and
(vi) modest increases or decreases in other non-interest income items.

Non-interest Expense

     Non-interest expense increased $630,000, or 4.3%, in fiscal 1995. The increase was due primarily to: (i) an increase in employee expense of $263,000, or 3.6%, primarily due to salary and commission increases in the travel and broker/dealer subsidiaries from increased sales activity; (ii) an increase of $117,000, or 26%, in supplies and printing from an overall increase in purchases; (iii) an increase of $134,000, or 7.7%, in net occupancy expense primarily from upgrades in technology related items such as computers and ATMs; (iv) a decrease in legal and professional fees of $102,000, or 22.9%; and (v) various smaller increases in the majority of expenses categories.

Provision for Income Taxes

     Provision for income taxes as a percentage of pre-tax income increased from 34.4% in fiscal 1994 to 36.8% in fiscal 1995 due to an increase in the effective tax rate.

Average Balances, Interest Rates and Yields

     Table III presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable includes the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. The table does not reflect any effect of income taxes.

TABLE III                                                                Years Ended June 30,
(Dollars in thousands)                      ------------------------------------------------------------------------------
                                   June 30,             1996                     1995                      1994
                                    1996    ------------------------   ------------------------   ------------------------
                                   Yield/    Average           Yield/    Average           Yield/    Average           Yield/
                                    Rate     Balance  Interest  Rate     Balance  Interest  Rate     Balance  Interest  Rate
                                   ------   --------  -------- ------   --------  -------- ------   --------  -------- ------
Interest-earning assets:
  Loans receivable                  8.80%   $536,695  $49,884   9.29%   $486,726  $43,686   8.98%   $433,638  $36,281   8.37%
  Investment securities and
    other interest-earning assets   6.50      75,963    4,054   5.34      70,663    3,425   4.85      66,645    2,707   4.06
                                    ----     -------   ------   ----     -------   ------   ----     -------   ------   ----
  Total interest-earning assets     8.58     612,658   53,938   8.80     557,389   47,111   8.45     500,283   38,988   7.79
                                    ----     -------   ------   ----     -------   ------   ----     -------   ------   ----
Interest-bearing liabilities:
  Demand deposits                   2.41     102,920    2,495   2.42     104,027    2,481   2.38     101,373    2,303   2.27
  Savings deposits                  2.50      36,901      914   2.48      40,887    1,002   2.45      44,166    1,064   2.41
  Time deposits                     5.56     238,791   13,594   5.69     221,825   11,402   5.14     189,318    8,092   4.27
                                    ----     -------   ------   ----     -------   ------   ----     -------   ------   ----
    Total deposits                  4.39     378,612   17,003   4.49     366,739   14,885   4.06     334,857   11,459   3.42
  FHLBank advances and
    other borrowings                5.77     186,522   11,129   5.97     143,281    8,526   5.95     130,890    5,974   4.56
                                    ----     -------   ------   ----     -------    -----   ----     -------    -----   ----
Total interest-bearing liabilities  4.86    $565,134   28,132   4.98    $510,020   23,411   4.59    $465,747   17,433   3.74
                                    ----     =======   ------   ----     =======   ------   ----     =======   ------   ----
Net interest income:
  Interest rate spread              3.72%             $25,806   3.82%             $23,700   3.86%             $21,555   4.05%
                                    ====               ======   ====               ======   ====               ======   ====
Net interest margin (1)                                         4.21%                       4.25%                       4.31%
                                                                ====                        ====                        ====
Average interest-earning assets to
    average interest-bearing liabilities     108.4%                      109.3%                     107.4%
                                             =====                       =====                      =====

(1) Defined as the Company's net interest income divided by total interest-earning assets.


Rate/Volume Analysis

     Table IV presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to volume and to rate.

TABLE IV                                                     Years Ended June 30,
                                        ---------------------------------------------------------------
(Dollars in thousands)                          1995 vs. 1996                     1994 vs. 1995
                                        ----------------------------       ----------------------------
                                            Increase                           Increase
                                           (Decrease)                         (Decrease)
                                             Due to          Total              Due to          Total
                                        ----------------   Increase        ----------------   Increase
                                         Rate     Volume  (Decrease)        Rate     Volume  (Decrease)
                                        ------    ------  ----------       ------    ------  ----------
Interest-earning assets:
  Loans receivable                      $1,595    $4,603    $6,198         $2,761    $4,644    $7,405
  Investment securities and
    other interest-earning assets          361       268       629            547       171       718
                                         -----     -----     -----          -----     -----     -----
Total interest-earning assets            1,956     4,871     6,827          3,308     4,815     8,123
                                         -----     -----     -----          -----     -----     -----
Interest-bearing liabilities:
  Demand deposits                           40       (26)       14            117        61       178
  Savings deposits                          11       (99)      (88)            19       (81)      (62)
  Time deposits                          1,281       911     2,192          1,791     1,519     3,310
                                         -----     -----     -----          -----     -----     -----
    Total deposits                       1,332       786     2,118          1,927     1,499     3,426
  FHLBank advances
    and other borrowings                    23     2,580     2,603          1,946       606     2,552
                                         -----     -----     -----          -----     -----     -----
Total interest-bearing liabilities       1,355     3,366     4,721          3,873     2,105     5,978
                                         -----     -----     -----          -----     -----     -----
    Net interest income                 $  601    $1,505    $2,106         $ (565)   $2,710    $2,145
                                         =====     =====     =====          =====     =====     =====

Liquidity and Capital Resources

     General. The Company's capital position remained strong, with stockholders' equity at $68 million, or 10.1% of total assets of $668 million at June 30, 1996 compared to equity at $63 million, or 10.1%, of total assets of $622 million at June 30, 1995. In addition, the Bank exceeds each of the regulatory capital requirements. At June 30, 1996, the Bank had ratios of tangible capital to assets of 8.5%, core capital of 8.5% and risk-based capital of 13%. At June 30, 1995, the Bank had ratios of tangible capital to assets of 8.0%, core capital of 8.0% and risk-based capital of 12.3%. Federal regulations at each of those dates required tangible, core and risk-based capital ratios of 1.5%, 3% and 8%, respectively.

     The Bank is required by regulation to maintain certain liquidity ratios. Currently, a minimum of 5% of the combined total of deposits and short-term borrowings must be maintained in the form of cash and eligible investments. The Bank has historically maintained its liquidity ratio at a level in excess of what is required. As of June 30, 1996, the Bank's liquidity ratio was 7.3%, compared to 4.7% at June 30, 1995. During fiscal year 1994, the Bank began changing the structure of its borrowings from the FHLBank, and such changes made certain securities ineligible for purposes of computing the liquidity ratio. The change in eligibility of the securities, however, was inadvertently not taken into account by the Bank in its calculations of its liquidity ratios. The ratio at June 30, 1995 was below the 5% requirement as a result of this error. Management believes that the Company has sufficient cash flows and borrowing capacity available to meet its commitments and other foreseeable cash needs for operations. At June 30, 1996, the Company had commitments of approximately $67 million to fund loan originations, issued lines of credit, outstanding letters of credit and unadvanced loans.

     At June 30, 1996, the held-to-maturity investment portfolio included $165,000 of gross unrealized gains and $57,000 of gross unrealized losses. The unrealized gains and losses are not expected to have a material effect on future earnings beyond the usual amortization of acquisition premium or accretion of discount because no sale of the held-to-maturity investment portfolio is foreseen.

     The Company's primary sources of funds are savings deposits, FHLBank advances, other borrowings, loan repayments, proceeds from sale of loans and securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when necessary, supplements deposits with less expensive alternative sources of funds.

     Statements of Cash Flows. During the years ended June 30, 1996, 1995 and 1994, the Company had positive cash flows from operating activities and positive cash flows from financing activities. The Company experienced negative cash flows from investing activities during the years ended June 30, 1996, 1995 and 1994.

     Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to adjustments in deferred assets, credits and other liabilities, the provision for loan losses and losses on foreclosed assets, depreciation, sale of foreclosed assets and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. As a result, net income adjusted for non-cash and non-operating items was the primary source of cash flows from operating activities. Operating activities provided cash flows of $11.6 million, $8.4 million and $9.4 million in cash during the years ended June 30, 1996, 1995 and 1994, respectively.

     During the years ended June 30, 1996, 1995 and 1994, investing activities used cash of $34.4 million, $82.7 million and $19.9 million primarily due to the net increase of loans in each period.

     Changes in cash flows from financing activities of the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances and changes in short-term borrowings as well as purchases of treasury stock and dividend payments to stockholders. Financing activities provided $35.0 million, $77.1 million and $8.6 million in cash during the years ended June 30, 1996, 1995 and 1994. Financing activities in the future are expected to primarily include changes in deposits and changes in FHLBank advances, and changes in short-term borrowings.

     Dividends. During the year ended June 30, 1996, the Company declared and paid dividends of $.70 per share compared to dividends declared and paid during the year ended June 30, 1995 of $.60 per share. The Board of Directors meets regularly to consider the level and the timing of dividend payments.

     Common Stock Repurchases. The Company has been in various buy-back programs since May 1990. During the year ended June 30, 1996, the Company repurchased 140,598 shares of its common stock at an average price of $23.83 per share and reissued 43,888 shares of treasury stock at an average price of $3.16 per share for stock option exercises. During the year ended June 30, 1995, the Company repurchased 362,090 shares of its common stock at an average price of $16.82 per share and reissued 65,649 shares of treasury stock at an average price of $2.89 per share for stock option exercises.

     Management intends to continue its stock buy-back programs as long as repurchasing the stock contributes to the overall growth of shareholder value. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors, several of which are outside of the control of the Company, the primary factors of which are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

     Beginning in September 1996, the Company's Employee Stock Ownership Plan (the "ESOP") will be distributing approximately 443,000 shares of stock as directed by the participants in the ESOP. As of the distribution, each participant will have full rights of ownership, including the right of sale and transfer. It is anticipated that a portion of these shares will be available in the market for purchase by investors and the Company.

GREAT SOTUHERN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 1996 AND 1995

ASSETS

                                                       1996          1995
                                                       ----          ----

Cash                                              $  6,661,290  $  4,834,190
Interest bearing deposits in other
  financial institutions                            22,953,737    12,625,761
    Cash and cash equivalents                       29,615,027    17,459,951

Available-for-sale securities                        4,655,816     3,090,782

Held-to-maturity securities                         49,182,323    46,970,187

Loans receivable, net                              546,759,467   519,254,604

Foreclosed assets held for sale, net                 9,861,556     7,999,283

Premises and equipment                               6,686,954     6,716,600

Accrued interest receivable
  Loans                                              4,289,192     3,929,261
  Investments                                        1,067,230       956,518

Investment in FHLB stock                            10,022,800     8,486,000

Prepaid expenses and other assets                    1,774,439     2,806,797

Excess of cost over fair value of net assets
    acquired, at amortized cost                      1,101,961     1,186,741

Deferred income taxes                                3,088,540     3,522,844

                                                   -----------   -----------
    Total Assets                                  $668,105,305  $622,379,568
                                                   ===========   ===========


LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES
- -----------
  Deposits                                        $397,054,516  $384,327,213

  Federal Home Loan Bank advances                  180,797,043   154,323,038

  Short-term borrowings                            16,467,825    13,946,943

  Advances from borrowers for taxes and insurance    2,659,427     3,225,224

  Accounts payable and accrued expenses              2,431,507     2,351,182

  Income taxes payable                                 887,418     1,223,781
                                                   -----------   -----------
      Total Liabilities                            600,297,736   559,397,381
                                                   -----------   -----------


STOCKHOLDERS' EQUITY
- --------------------
  Capital stock
    Serial preferred stock, $.01 par value; authorized
       1,000,000 shares
    Common stock, $.01 par value; authorized
       10,000,000 shares, issued 6,162,501 shares       61,625        61,625

  Additional paid-in capital                       16,834,507    16,692,966

  Retained earnings - substantially restricted     67,917,888    59,755,968

  Unrealized appreciation on available-for-sale securities,
   net of income taxes of $61,460 and $231,156 in
   1996 and 1995, respectively                          96,129       361,551

  Treasury stock, at cost; 1996 - 1,756,453 shares;
   1995 - 1,659,743 shares                        (17,102,580)  (13,889,923)

                                                   -----------   -----------
    Total Stockholders' Equity                      67,807,569    62,982,187
                                                   -----------   -----------

      Total Liabilities and Stockholders' Equity  $668,105,305  $622,379,568
                                                   ===========   ===========

GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE YEARS ENDED JUNE 30, 1996


                                       1996           1995          1994
                                       ----           ----          ----

INTEREST INCOME
  Loans                            $ 49,884,135   $ 43,686,297  $ 36,280,622
  Investment securities               3,849,815      3,278,520     2,611,975
  Other                                 204,415        145,770        95,321
                                     ----------     ----------    ----------
                                     53,938,365     47,110,587    38,987,918
                                     ----------     ----------    ----------
INTEREST EXPENSE
  Deposits                           17,002,724     14,884,740    11,458,929
  FHLB advances                      10,585,178      8,090,774     5,599,059
  Short-term borrowings                544,509        435,548       374,974
                                     ----------     ----------    ----------
                                     28,132,411     23,411,062    17,432,962
                                     ----------     ----------    ----------

NET INTEREST INCOME                  25,805,954     23,699,525    21,554,956

PROVISION FOR LOAN LOSSES             1,450,754      1,319,266     3,023,196
                                     ----------     ----------    ----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES          24,355,200     22,380,259    18,531,760
                                     ----------     ----------    ----------
NONINTEREST INCOME
  Commissions                         4,412,600      4,375,438     3,869,794
  Service charge fees                 2,381,455      2,272,899     2,130,746
  Net realized gains on sales of loans
    and available-for-sale securities 1,220,336        112,590       565,264
  Income (expense) on foreclosed assets 727,995       (242,535)      587,881
  Other income                        1,581,553      1,395,912     1,696,093
                                     ----------     ----------    ----------
                                     10,323,939      7,914,304     8,849,778
                                     ----------     ----------    ----------
NONINTEREST EXPENSE
  Salaries and employee benefits      8,381,708      7,592,305     7,329,575
  Net occupancy expense               2,220,131      1,883,382     1,749,020
  Postage                               634,465        592,407       558,720
  Insurance                           1,267,765      1,250,336     1,186,983
  Advertising                           533,336        570,218       663,737
  Office supplies and printing          435,427        567,484       450,524
  Other operating expenses            2,801,552      2,837,301     2,722,540
                                     ----------     ----------    ----------
                                     16,274,384     15,293,433    14,661,099
                                     ----------     ----------    ----------
INCOME BEFORE INCOME TAXES         $ 18,404,755   $ 15,001,130  $ 12,720,439

PROVISION FOR INCOME TAXES            7,110,800      5,513,200     4,379,000
                                     ----------     ----------    ----------
INCOME BEFORE CHANGE IN
  ACCOUNTING PRINCIPLE               11,293,955      9,487,930     8,341,439

CHANGE IN ACCOUNTING
  PRINCIPLE
    Cumulative effect on years
      prior to 1994 of change
      in accounting for
      income taxes                            0              0     3,375,000
                                     ----------     ----------    ----------
NET INCOME                         $ 11,293,955    $ 9,487,930  $ 11,716,439
                                     ==========     ==========    ==========

EARNINGS PER COMMON SHARE:
    Income before change in
      accounting principle               $ 2.46         $ 2.00        $ 1.66

    Cumulative effect of change in
      accounting for income taxes                                        .67
                                           ----           ----          ----
    Net income                           $ 2.46         $ 2.00        $ 2.33
                                         ====           ====         ====

GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED JUNE 30, 1996


                                                                                         Unrealized
                                                                           Employee     Appreciation
                                              Additional                     Stock      on Available-
                                  Common       Paid-in        Retained     Ownership      for-Sale         Treasury
                                   Stock       Capital        Earnings     Plan Debt   Securities, Net      Stock          Total
                                 --------   ------------   ------------   -----------  ---------------  -------------  -------------
BALANCE, JULY 1, 1993            $ 20,542   $ 16,409,261   $ 42,842,136   $ (223,588)     $      0      $ (7,325,000)  $ 51,723,351
  Net income                                                 11,716,439                                                  11,716,439
  Stock issued under Stock
    Option Plan                                  191,350                                                     229,249        420,599
  Dividends declared, $.31
    per share                                                (1,523,548)                                                 (1,523,548)
  Reduction of Employee Stock
    Ownership Plan debt                                                      223,588                                        223,588
  Treasury stock purchased                                                                                (1,098,550)    (1,098,550)
                                   ------     ----------     ----------      -------       -------         ---------      ---------
BALANCE, JUNE 30, 1994             20,542     16,600,611     53,035,027            0             0        (8,194,301)    61,461,879
  Net income                                                  9,487,930                                                   9,487,930
  Stock issued under Stock
    Option Plan                                  133,438                                                     189,804        323,242
  Dividends declared, $.60
    per share                                                (2,766,989)                                                 (2,766,989)
  Three-for-one stock split        41,083        (41,083)
  Change in unrealized
    appreciation available-for-
    sale securities, net of
    income taxes of $231,156                                                               361,551                          361,551
  Treasury stock purchased                                                                                (5,885,426)    (5,885,426)
                                   ------     ----------     ----------      -------       -------         ---------     ----------
BALANCE, JUNE 30, 1995             61,625      16,692,966    59,755,968            0       361,551       (13,889,923)    62,982,187
  Net income                                                 11,293,955                                                  11,293,955
  Stock issued under Stock
  Option Plan                                     141,541                                                    137,731        279,272
  Dividends declared, $.70
    per share                                                (3,132,035)                                                 (3,132,035)
  Change in unrealized
    appreciation on available-for-
    sale securities, net of
    income taxes of $169,696                                                              (265,422)                        (265,422)
  Treasury stock purchased                                                                                (3,350,388)    (3,350,388)
                                   ------      ----------    ----------     -------        -------        ----------     ----------
BALANCE, JUNE 30, 1996           $ 61,625    $ 16,834,507  $ 67,917,888   $       0      $  96,129     $ (17,102,580)    67,807,569
                                   ======      ==========    ==========     =======        =======        ==========     ==========


GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED JUNE 30, 1996

                                                                        1996                  1995                 1994
CASH FLOWS FROM OPERATING
  ACTIVITIES
    Net income                                                     $ 11,293,955          $  9,487,930          $ 11,716,439
    Items not requiring (providing) cash
      Depreciation                                                      980,290               745,305               579,765
      Amortization                                                      192,845               214,637               186,846
      Provision for loan losses                                       1,450,754             1,319,266             3,023,196
      Provision for losses on foreclosed assets                         275,000               400,000               740,000
      Gain on sale of loans                                            (539,979)              (91,340)             (565,264)
      FHLB stock dividends received                                    (176,400)
      Net realized gains on available-for-sale securities              (680,357)              (21,250)
      (Gain) loss on sale of premises and equipment                       2,171                 6,325              (175,947)
      Gain on sale of foreclosed assets                              (1,316,887)             (184,339)           (1,301,183)
      Amortization of deferred income, premiums and discounts          (680,395)           (1,210,560)             (801,782)
      Cumulative effect of change in accounting principle                                                        (3,375,000)
      Deferred income taxes                                             604,000              (254,000)             (500,000)
    Changes in:
    Accrued interest receivable                                        (470,643)           (1,531,793)              460,904
    Prepaid expenses and other assets                                   924,293            (1,203,856)             (110,993)
    Accounts payable and accrued expenses                                80,325               112,744              (192,938)
    ESOP debt                                                                                                       223,588
    Income taxes payable                                               (336,363)              597,170              (526,894)
                                                                    -----------           -----------           -----------
  Net cash provided by operating activities                          11,602,609             8,386,239             9,380,737
                                                                    -----------           -----------           -----------
CASH FLOWS FROM INVESTING
  ACTIVITIES
    Net increase in loans                                           (30,161,082)          (78,739,654)          (27,095,976)
    Proceeds from sale of loans                                                                                     221,063
    Purchase of premises and equipment                                 (955,690)           (1,374,772)             (587,673)
    Proceeds from sale of premises and equipment                          2,875                   126               366,645
    Proceeds from sale of foreclosed assets                           2,044,721             1,125,608             5,106,315
    Capitalized costs on foreclosed assets                             (206,107)                                    (91,154)
    Proceeds from maturing held-to-maturity securities                9,526,632            48,656,890            30,616,609
    Purchase of held-to-maturity securities                         (11,971,929)          (47,468,442)          (28,458,970)
    Purchase of available-for-sale securities                        (4,262,442)           (2,549,119)
    Proceeds from sale of available-for-sale securities               2,942,647                78,125
    Purchase of FHLB stock                                           (1,360,400)           (2,421,300)
                                                                    -----------           -----------           -----------
  Net cash used in investing activities                             (34,400,775)          (82,692,538)          (19,923,141)
                                                                    -----------           -----------           -----------
CASH FLOWS FROM FINANCING
  ACTIVITIES
    Net increase in certificates of deposit                           4,484,912            33,390,147            18,863,413
    Net increase (decrease) in checking and savings accounts          8,242,392            (8,050,268)           13,512,683
    Proceeds from FHLB advances                                     425,700,856           393,585,443           225,052,413
    Repayments of FHLB advances                                    (399,226,851)         (332,349,201)         (246,888,973)
    Net increase (decrease) in short-term borrowings                 2,520,881            (1,552,859)              170,326
    Advances (to) from borrowers for taxes and insurance               (565,797)              386,161               111,647
    Purchase of treasury stock                                       (3,350,388)           (5,885,426)           (1,098,550)
    Dividends paid                                                   (3,132,035)           (2,766,989)           (1,523,548)
                                                                    -----------           -----------           -----------
    Stock options exercised                                             279,272               323,242               420,599
  Net cash provided by financing activities                          34,953,242            77,080,250             8,620,010
                                                                    -----------           -----------           -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     12,155,076             2,773,951            (1,922,394)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         17,459,951            14,686,000            16,608,394
                                                                    -----------           -----------           -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                             $ 29,615,027          $ 17,459,951          $ 14,686,000
                                                                    ===========           ===========           ===========


       29 through 38

GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATMENTS
JUNE 30, 1996, 1995 AND 1994

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

    Great Southern Bancorp, Inc. ("GSBC" or the "Company") operates as a one savings bank holding company. GSBC's business primarily consists of the business of Great Southern Bank (the "Bank"), which provides a full range of financial services, as well as travel, insurance, investment services, loan closings and appraisals through GSBC's other wholly-owned subsidiaries to customers primarily in southwest and central Missouri. The Company and the Bank are subject to the regulation of certain federal agencies and undergo periodic examinations by those regulatory agencies.

     In December 1989, GSBC completed the issuance of 2,054,167 shares of common stock in connection with the conversion of the Bank from a mutual savings and loan association to a stock savings bank (the "Conversion"). Concurrent with the Conversion, GSBC acquired all of the capital stock of the Bank and became a savings bank holding company (see Note 17).

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

     Management believes that the allowances for losses on loans and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and valuation of foreclosed assets held for sale. Such agencies may require the Bank to recognize additional losses based on their judgments of information available to them at the time of their examination.

Principles of Consolidation

     The consolidated financial statements include the accounts of Great Southern Bancorp, Inc. and its wholly-owned subsidiaries, Great Southern Bank, Great Southern Capital Management, Great Southern Financial Corporation and its wholly-owned subsidiary, Appraisal Services, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

     Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 financial statements presentation. These reclassifications had no effect on net income.

Cash and Investment Securities

     Regulations require the Bank to maintain an amount in cash and U.S. government and other approved securities equal to 5.0% of savings deposits (net of loans on savings deposits) plus short-term borrowings.

     The Bank is a member of the Federal Home Loan Bank system. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to the greater of 1% of its outstanding home loans, 0.3% of its total assets, or one-twentieth of its outstanding advances from the Bank.

Investments in Debt and Equity Securities

     During the year ended June 30, 1995, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 115 (SFAS 115) regarding investments in debt and equity securities. Management determines the appropriate classification of securities at the time of purchase.

     Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

     Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Interest and dividends on investments in debt and equity securities are included in income when earned.

Excess of Cost Over Fair Value of Net Assets Acquired

     Unamortized costs in excess of the fair value of underlying net tangible assets acquired were $1,101,961 and $1,186,741 at June 30, 1996 and 1995, respectively, and are being amortized over a twenty-year period using the straight-line method.

Mortgage Loans Held for Sale

     Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used. There were no material loans held for sale at June 30, 1996 and 1995.

Loans

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-offs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

     Discounts and premiums on purchased residential and commercial real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses

     The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses, based on management's evaluation of the loan portfolio, as well as on prevailing and anticipated economic conditions and historical losses by loan category. General allowances have been established, based upon the aforementioned factors and allocated to the individual loan categories. Allowances are accrued on specific loans evaluated for impairment for which the basis of each loan, including accrued interest, exceeds the discounted amount of expected future collections of interest and principal or, alternatively, the fair value of loan collateral.

	A loan is considered impaired when it is probable that the Bank will not receive all amounts due according to the contractual terms of the loan. This includes loans that are delinquent 90 days or more (nonaccrual loans) and certain other loans identified by management. Accrual of interest is discontinued and interest accrued and unpaid is removed at the time such amounts are delinquent 90 days. Interest is recognized for nonaccrual loans only upon receipt, and only after all principal amounts are current according to the terms of the contract.

Foreclosed Assets Held for Sale

	Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management evaluates the value of foreclosed assets held for sale periodically and increases the valuation allowance for any subsequent declines in fair value. Changes in the valuation allowance are charged or credited to noninterest expense.

Premises and Equipment

	Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Fee Income

     Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Regulatory Matters

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1995, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

                                                                                        To Be Well
                                                                                     Capitalized Under
                                                                    For Capital      Prompt Corrective
                                                Actual          Adequacy Purposes    Action Provisions
                                            --------------      -----------------    -----------------
                                             Amount  Ratio        Amount   Ratio       Amount  Ratio
                                            -------  -----       -------   -----      -------  -----
                                                                 (In Thousands)
As of June 30, 1996
  Total Risk-Based Capital
    (to Risk Weighted Assets)               $61,947  13.0%       $38,049   8.0%       $47,561  10.0%

  Tier I Risk-Based Capital
    (to Risk Weighted Assets)               $55,992  11.8%       $19,024   4.0%       $28,536   6.0%

  Core Capital
    (to Adjusted Tangible Assets)           $55,992   8.5%       $19,837   3.0%       $33,062   5.0%

  Tangible Capital
    (to Adjusted Tangible Assets)           $55,992   8.5%        $9,919   1.5%         N/A      N/A

Regulatory Matters (Continued)

     The amount of dividends that the Bank may pay is subject to various regulatory limitations. At June 30, 1996, approximately $16,689,000 was available from the Bank's retained earnings, without regulatory approval, for distribution as dividends to GSBC. The Bank's internal capital policies provide for greater restrictions than regulatory guidelines and, under internal policies, approximately $7,591,000 was available for distribution as dividends to GSBC.

Earnings Per Share

     For each of the three years ended June 30, 1996, 1995 and 1994, earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during the year less the weighted average number of shares of treasury stock after adjusting for the stock split of July 1, 1994 (see Note 17).

Such average shares include the weighted average number of common shares considered outstanding, plus the shares issuable upon exercise of stock options after the assumed repurchase of common shares with the related proceeds as follows:

                               Weighted Average
                                  Number of                    Shares
                                Common Shares                 Issuable
                               ----------------               --------
       1996                      4,463,096                    134,706
       1995                      4,581,146                    157,587
       1994                      4,825,155                    203,700

Cash Equivalents

     The Bank considers all liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 1996 and 1995, cash equivalents consisted of interest-bearing deposits in other financial institutions.

Advertising

     The Company expenses advertising costs as they are incurred.

Income Taxes

     Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

NOTE 2:  INVESTMENTS IN DEBT AND EQUITY SECURITIES

     The amortized cost and approximate fair value of available-for-sale securities are as follows:

                                            June 30, 1996
                          -------------------------------------------------
                                          Gross       Gross     Approximate
                           Amortized   Unrealized  Unrealized     Fair
                             Cost        Gains      Losses       Value
                          -----------  ----------  ----------  ------------
  Equity securities       $ 4,498,227  $ 259,403   $ 101,814   $ 4,655,816
                            =========    =======     =======     =========

                                            June 30, 1995
                          -------------------------------------------------
                                          Gross       Gross     Approximate
                           Amortized   Unrealized  Unrealized     Fair
                             Cost        Gains      Losses       Value
                          -----------  ----------  ----------  ------------
  Equity securities       $ 2,498,075  $ 592,707               $ 3,090,782
                            =========    =======                 =========

     The amortized cost and approximate fair value of held-to-maturity securities are as follows:

                                            June 30, 1996
                          -------------------------------------------------
                                          Gross       Gross     Approximate
                           Amortized   Unrealized  Unrealized     Fair
                             Cost        Gains      Losses       Value
                          -----------  ----------  ----------  ------------
U.S. Treasury             $ 6,901,931  $  6,939      $ 21,871  $ 6,887,000
U.S. Government agencies   41,831,616   158,457        35,072   41,955,000
State and political
  subdivisions                448,776       224                    449,000
                           ----------   -------        ------   ----------
                          $49,182,323  $165,620      $ 56,943  $49,291,000
                           ==========   =======        ======   ==========

                                            June 30, 1995
                          -------------------------------------------------
                                          Gross       Gross     Approximate
                           Amortized   Unrealized  Unrealized     Fair
                             Cost        Gains      Losses       Value
                          -----------  ----------  ----------  ------------
U.S. Treasury             $ 1,266,827  $ 20,173    $           $ 1,287,000
U.S. Government agencies   45,247,046   334,314       59,360    45,522,000
State and political
  subdivisions                456,314                    314       456,000
                           ----------  --------       ------    ----------
                          $46,970,187  $354,487    $  59,674   $47,265,000
                           ==========   =======       ======    ==========

     Maturities of held-to-maturity securities at June 30, 1996:

                                     Approximate           AmortizedFair
                                         Cost                  Value

One year or less                    $ 39,086,921           $ 39,236,000
After one through five years           9,646,626              9,606,000
Other securities not due on
  a single maturity date                 448,776                449,000
                                      ----------             ----------
                                    $ 49,182,323           $ 49,291,000
                                      ==========             ==========

     Proceeds of $2,942,647 and $78,125 with resultant gross gains of $680,357 and $21,250, were realized from the sale of available-for-sale securities in 1996 and 1995, respectively. There were no sales of available-for-sale securities in 1994.

     The book value of securities pledged as collateral to secure public deposits amounted to $10,930,000 at June 30, 1996, and $10,875,000 at June 30, 1995. The approximate fair value of pledged securities amounted to $10,985,000 at June 30, 1996, and $10,945,000 at June 30, 1995. The book value of securities pledged as collateral to secure collateralized borrowing accounts amounted to $8,830,000 at June 30, 1996, and $7,405,000 at June 30, 1995. The approximate fair value of pledged securities amounted to $8,845,000 at June 30, 1996, and $7,450,000 at June 30, 1995. The book value of securities pledged as collateral to secure Federal Home Loan Bank advances amounted to $25,725,000 at June 30, 1996, and $25,740,000 at June 30, 1995.
The approximate fair value of pledged securities amounted to $25,750,000 at June 30, 1996, and $25,910,000 at June 30, 1995.

NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES

     Categories of loans at June 30, 1996 and 1995, include:

                                                    1996            1995
                                               -------------   -------------
  One to four family residential loans         $ 247,293,223   $ 241,473,441
  Other residential mortgage loans                81,190,755      77,743,944
  Commercial real estate loans                   172,478,056     133,243,948
  Other commercial loans                          13,736,938      14,515,182
  One to four family construction loans           13,454,894      13,319,228
  Other residential construction loans            13,533,296      23,803,611
  Commercial construction loans                   16,518,373      27,273,047
  Mortgage-backed securities                       2,054,554       2,297,232
  Installment and education loans                 26,926,707      26,263,492
  Discounts on loans purchased                    (1,254,361)     (1,358,799)
  Undisbursed portion of loans in process        (22,382,663)    (22,315,613)
  Allowance for loan losses                      (14,356,147)    (14,600,870)
  Deferred loan fees and gains, net               (2,434,158)     (2,403,239)
                                                 -----------     -----------
                                               $ 546,759,467   $ 519,254,604
                                                 ===========     ===========

	Transactions in the allowance for loan losses were as follows:

                                            Years Ended June 30,
                                 ----------------------------------------
                                      1996          1995          1994
                                 ------------  ------------  ------------
Balance, beginning of year       $ 14,600,870  $ 13,635,733  $ 10,590,314
  Provision charged to expense      1,450,754     1,319,266     3,023,196
  Loans charged off                (1,992,578)     (881,731)     (284,283)
  Recoveries                          297,101       527,602       306,506
                                   ----------    ----------    ----------
Balance, end of year             $ 14,356,147  $ 14,600,870  $ 13,635,733
                                   ==========    ==========    ==========

     The weighted average interest rate on loans receivable at June 30, 1996 and 1995, was 8.80% and 9.13%, respectively.

     The Bank serviced whole mortgage loans and participations in mortgage loans for others amounting to $79,985,000, $88,279,000 and $94,819,000 at
June 30, 1996, 1995 and 1994, respectively.

     Impaired loans totaled $5,455,000 at June 30, 1996. An allowance for loan losses of $832,000 relates to these impaired loans at June 30, 1996. There were no impaired loans at June 30, 1996, without a related allowance for loan loss assigned.

     Interest of $923,000 was recognized on average impaired loans of $9,210,000 for 1996. Interest of $923,000 was recognized on impaired loans on a cash basis during 1996.

     Loans on which the accrual of interest has been discontinued amounted to $3,065,000 and $6,022,000 at June 30, 1995 and 1994, respectively. If interest on these loans had been accrued, such interest income would have approximated $735,000 and $466,000 for the years ended June 30, 1995 and 1994, respectively.

     Certain directors and executive officers of the Company and the Bank were customers of and had transactions with the Bank in the ordinary course of business. In the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. At June 30, 1996 and 1995, loans outstanding to these directors and executive officers amounted to $1,382,000 and $1,865,000, respectively.

     Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in Notes 7 and 8.


NOTE 4:  FORECLOSED ASSETS HELD FOR SALE

                                                    June 30,
                                          ----------------------------
                                              1996            1995
                                          ------------    ------------
Foreclosed assets                         $ 9,860,074     $ 7,769,885
Real estate sold under contract for
  deed and other arrangements               1,087,084       1,161,945
                                           ----------       ---------
                                           10,947,158       8,931,830
Valuation allowance                        (1,085,602)       (932,547)
                                           ----------       ---------
                                          $ 9,861,556     $ 7,999,283
                                           ==========       =========

Transactions in the valuation allowance on foreclosed assets were as follows:

                                              Years Ended June 30,
                                   ----------------------------------------
                                        1996         1995          1994
                                   ------------  ------------  ------------
Balance, beginning of year         $   932,547   $ 1,549,472   $ 1,192,111
  Provision charged to expense         275,000       400,000       740,000
  Charge-offs, net of recoveries      (121,945)   (1,016,925)     (382,639)
                                     ---------     ---------     ---------
Balance, end of year               $ 1,085,602   $   932,547   $ 1,549,472
                                     =========     =========     =========

     As of July 1, 1995, the Bank implemented Statement of Financial Accounting Standard No. 114. While implementation had no material effect on net income, in accordance with the new pronouncement, loans totaling $1,684,000 which were previously classified as in-substance foreclosures and reported as part of foreclosed assets held-for-sale have been reclassified to loans.


NOTE 5:  PREMISES AND EQUIPMENT

     Major classifications of premises and equipment stated at cost at June 30, 1996 and 1995, are as follows:

                                              1996         1995
                                         -----------   -----------
  Land                                   $ 1,341,480   $ 1,341,480
  Buildings and improvements               7,801,708     7,705,664
  Furniture, fixtures and equipment        5,334,431     5,141,132
                                          ----------    ----------
                                          14,477,619    14,188,276
  Less accumulated depreciation            7,790,665     7,471,676
                                          ----------    ----------
                                         $ 6,686,954   $ 6,716,600
                                          ==========    ==========

     Depreciation expense was $980,290, $745,305 and $579,765 for 1996, 1995 and 1994, respectively.

Deposits at June 30, 1996 and 1995, are summarized as follows:

                             Weighted Average
                              Interest Rate          1996            1995
                             ----------------   -------------   -------------
Noninterest-bearing accounts                    $   8,886,036   $   8,181,911
Interest-bearing checking     2.41% - 2.51%      112,224,164     103,334,905
Savings accounts              2.50% - 2.52%       37,009,432      38,285,097
                                                  -----------     -----------
                                                  158,119,632     149,801,913
                                                  -----------     -----------
Certificate accounts             0% - 3.99%        2,376,245       3,745,910
                                 4% - 4.99%       14,471,473      30,872,723
                                 5% - 5.99%      169,904,888      84,499,283
                                 6% - 6.99%       32,595,982      89,816,467
                                 7% - 7.99%       17,123,007      20,105,440
                                 8% - 10.25%          646,084       3,801,147
                                                  -----------     -----------
                                                  237,117,679     232,840,970
                                                  -----------     -----------
Accrued interest on deposits                        1,817,205       1,684,330
                                                  -----------     -----------
                                                $ 397,054,516   $ 384,327,213
                                                  ===========     ===========

     The weighted average interest rate on certificates of deposit at June 30, 1996 and 1995, was 5.56% and 5.82%, respectively.

     The aggregate amount of jumbo certificates of deposit in denominations of $100,000 or more was approximately $35,193,000 and $32,340,000 at June 30, 1996 and 1995, respectively. From time to time the Bank purchases brokered deposits. The aggregate amount of brokered deposits was approximately $26,447,000 and $33,233,000 at June 30, 1996 and 1995, respectively.

     At June 30, 1996, scheduled maturities of certificates of deposit are as follows:

                           1997             1998             1999             2000          Thereafter
                     -------------    -------------    -------------    -------------    -------------
0% to 3.99%          $   2,261,786    $      68,749    $                $                $      45,710
4% to 4.99%             13,998,594          413,322           51,261            7,265            1,031
5% to 5.99%            147,010,350       17,361,341        3,109,821          798,564        1,624,812
6% to 6.99%             22,594,568        4,672,536        1,074,893        1,497,637        2,756,348
7% to 7.99%              4,938,001        8,626,075          268,575          733,325        2,557,031
8% to 10.25%               366,030           37,230           41,408            1,647          199,769
                       -----------      -----------      -----------      -----------      -----------
                     $ 191,169,329    $  31,179,253    $   4,545,958    $   3,038,438    $   7,184,701
                       ===========      ===========      ===========      ===========      ===========

	A summary of interest expense on deposits is as follows:

                                           Years Ended June 30,
                               --------------------------------------------
                                   1996            1995            1994
                               ------------    ------------    ------------
Checking accounts              $  2,494,566    $  2,481,359    $  2,302,744

Savings accounts                    914,310       1,001,875       1,064,344

Certificate accounts             13,667,688      11,583,311       8,139,852

Early withdrawal penalties          (73,840)       (181,805)        (48,011)
                                 ----------      ----------      ----------
                               $ 17,002,724    $ 14,884,740    $ 11,458,929
                                 ==========      ==========      ==========


NOTE 7:  ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank consist of the following:

                                           June 30,
                -------------------------------------------------------------
- -
                             1996                            1995
                ------------------------------  -----------------------------
- -
                              Weighted Average                Weighted
Average
                    Amount     Interest Rate        Amount     Interest Rate
                ------------  ----------------  ------------  ---------------
- -
1996            $                       %       $ 96,627,143        6.48%
1997             120,640,939        5.76          20,204,468        6.46
1998              27,325,324        5.95           7,287,898        6.42
1999               4,861,091        6.14           4,822,779        6.08
2000               7,652,273        8.44           7,613,160        8.36
2001               3,214,917        6.33             671,691        7.52
2002 and
  thereafter      16,894,943        7.23          16,892,639        7.26
                 -----------        ----         -----------        ----
                 180,589,487        6.06         154,119,778        6.61
Accrued interest
  on advances        207,556                         203,260
                 -----------        ----         -----------        ----
                $180,797,043        6.06%       $154,323,038        6.61%
                 ===========        ====         ===========        ====

     In addition to the above advances, the Bank had available a line of credit amounting to $11,600,000 and $17,081,300 with the FHLB at June 30, 1996 and 1995, respectively.

     The FHLB requires the Bank to maintain FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 150% of outstanding advances as collateral for such borrowings. Investment securities with book value of $25,725,000 and $25,740,000, respectively, were specifically pledged as collateral for advances at June 30, 1996 and 1995.

NOTE 8:  SHORT-TERM BORROWINGS

     Short-term borrowings at June 30, 1996 and 1995, are summarized as follows:

                                                 1996          1995
                                             -----------   -----------
  United States government securities sold
    under reverse repurchase agreements      $ 8,207,489   $ 7,293,498
  Other borrowed money                         8,260,336     6,653,445
                                              ----------    ----------
                                             $16,467,825   $13,946,943
                                              ==========    ==========

     The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statement of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts.

     Other borrowed money consists of agreements with corporate entities which are secured by a pledge of residential mortgage loans.

     Securities sold under reverse repurchase agreements had book values including accrued interest of $9,115,000 and $7,600,000 and fair values of $8,845,000 and $7,450,000 at June 30, 1996 and 1995, respectively. Mortgage loans securing other borrowed money accounts had carrying values of $14,928,000 and $19,189,000 at June 30, 1996 and 1995, respectively.

     Short-term borrowings had weighted average interest rates of 2.63% and 2.96% at June 30, 1996 and 1995, respectively. Securities and mortgage loans underlying the agreements were being held by the Bank during the agreement period. All agreements are written on a one month or less term.

     Short-term borrowings averaged $17,344,000, $15,607,000 and $19,310,000 for the years ended June 30, 1996, 1995 and 1994, respectively. The maximum amounts outstanding at any month end were $20,132,000, $18,695,000 and $27,477,000 during the years ended June 30, 1996, 1995 and 1994, respectively.

NOTE 9:  CHANGE IN ACCOUNTING PRINCIPLE

     Effective July 1, 1993, the Bank adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). As a result, the Bank recorded income for the accounting change of $3,375,000, which increased net deferred tax assets as of that date.

     SFAS 109 requires recognition of deferred tax liabilities and assets for the difference between the financial statement and tax bases of assets and liabilities. Under this new standard, a valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

     Prior to 1994, deferred taxes were determined based on the difference between taxes computed on income for financial reporting purposes and taxes shown on tax returns.


NOTE 10:  INCOME TAXES

     As of June 30, 1996 and 1995, retained earnings includes approximately $17,500,000 for which no deferred income tax liability has been recognized. These amounts represent an allocation of income to bad-debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to federal income tax, at the prevailing corporate rate. The unrecorded deferred income tax liability on the above amount was approximately $6,475,000 at June 30, 1996 and 1995.

     The provision for income taxes consists of:

                                         Years Ended June 30,
                              ----------------------------------------------
                                 1996             1995              1994
                              -----------      -----------       -----------
Taxes currently payable       $ 6,506,800      $ 5,767,200       $ 4,879,000
Deferred income taxes             604,000         (254,000)         (500,000)
                                ---------        ---------         ---------
                              $ 7,110,800      $ 5,513,200       $ 4,379,000
                                =========        =========         =========

     The tax effects of temporary differences related to deferred taxes shown on the June 30, 1996 and 1995, statements of financial condition were:

                                                   1996             1995
                                                -----------      -----------
Deferred tax assets:
  Allowance for loan and
    foreclosed asset losses                     $ 5,559,000      $ 5,600,000
  Accrued compensated absences                       62,000           60,000
  Deferred compensation liability                    65,000           60,000
  Accrued bonuses                                    37,000           25,000
                                                  5,723,000        5,745,000

Deferred tax liabilities:
  Tax loss reserve in excess
    of base year                                 (1,922,000)      (1,421,000)
  FHLB stock dividends                             (641,000)        (570,000)
  Unrealized appreciation on available-for-
    sale securities                                 (61,460)        (231,156)
  Other                                             (10,000)
                                                  ---------        ---------
                                                 (2,634,460)      (2,222,156)
                                                  ---------        ---------
    Net deferred tax asset                      $ 3,088,540      $ 3,522,844
                                                  =========        =========

     Reconciliations of the Company's provision for income taxes to the statutory corporate tax rates are as follows:
                                                    Years Ended June 30,
                                              -------------------------------
                                              1996         1995          1994
                                              ----         ----          ----
Tax at statutory rate                         35.0%        35.0%
34.0%
State income taxes                             2.1          2.9           3.9
Reduction of previously accrued taxes
(3.9)
Other                                          1.5         (1.1)           .4
                                              ----         ----          ----
                                              38.6%        36.8%
34.4%
                                              ====         ====          ====

     The Company and its consolidated subsidiaries have not been audited recently by the Internal Revenue Service with respect to consolidated federal income tax returns, and as such, these returns have been closed without audit through June 30, 1992.

     State legislation provides that savings banks will be taxed based on an annual privilege tax of 7% of net income. The 1996, 1995 and 1994 state tax included in the provision for income tax amounts to $552,000, $674,000 and $830,000, respectively.

     Deferred income taxes related to the change in unrealized appreciation on available-for-sale securities, shown in stockholders' equity, were ($169,696) and $231,156 for 1996 and 1995, respectively.


NOTE 11:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

     For these short-term instruments, the carrying amount approximates fair value.

Available-For-Sale Securities

     Fair values for available-for-sale securities, which also are the amounts recognized in the statements of financial condition, equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Held-To-Maturity Securities

     Fair values for held-to-maturity securities equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.


Loans

     The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits

     The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

     Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

     The carrying amounts reported in the statements of financial condition for short-term borrowings approximate those liabilities' fair value.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

Commitments to Extend Credit, Letters of Credit and Lines of Credit
(Continued)

     The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                      1996                           1995
                                          ---------------------------     ---------------------------
                                            Carrying                        Carrying
                                             Amount        Fair Value        Amount        Fair Value
                                          -----------     -----------     -----------     -----------
Financial assets:
  Cash and cash equivalents               $29,615,027     $29,615,027     $17,459,951     $17,459,951
  Available-for-sale securities             4,655,816       4,655,816       3,090,782       3,090,782
  Held-to-maturity securities              49,182,323      49,291,000      46,970,187      47,265,000
  Loans, net of allowance for loan losses 546,759,467     549,779,000     519,254,604     522,420,000
  Accrued interest receivable               5,356,422       5,356,422       4,885,789       4,885,789

Financial liabilities:
  Deposits                                397,054,516     397,432,000     384,327,213     385,287,000
  FHLB advances                           180,797,043     180,577,000     154,323,038     155,568,000
  Short-term borrowings                    16,467,825      16,467,825      13,946,943      13,946,943

Unrecognized financial instruments
  (net of contractual value):
    Commitments to extend credit                    0               0               0               0
    Standby letters of credit                       0               0               0               0
    Unused lines of credit                          0               0               0               0

     The Bank has entered into various operating leases at ten of its branch locations. Some of the leases have renewal options. At June 30, 1996, future minimum lease payments are as follows:

               1997           $  141,996
               1998              134,238
               1999              115,506
               2000              106,188
               2001               95,838
               Later Years       347,184
                                 -------
                              $  940,950
                                 =======

     Rental expense was $188,188, $170,294 and $154,600 for the years ended June 30, 1996, 1995 and 1994, respectively.


NOTE 13:  COMMITMENTS AND CREDIT RISK

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

     At June 30, 1996 and 1995, the Bank had outstanding commitments to originate loans and fund commercial construction aggregating approximately $48,590,000 and $68,485,000 including $18,881,000 and $22,315,000, respectively, of undisbursed loans in process. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period. Loan commitments at fixed rates of interest amounted to $3,025,000 and $2,300,000 with the remainder at floating market rates at June 30, 1996 and 1995, respectively.

     Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

     The Bank had total outstanding letters of credit amounting to $8,911,000 and $9,524,000 at June 30, 1996 and 1995, respectively, with $664,000 and $1,277,000 of the letters of credit having terms ranging from seven months to six years at June 30, 1996 and 1995, respectively. The remaining $8,247,000 at June 30, 1996 and 1995, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond issue. The Federal Home Loan Bank has issued a letter of credit backing the Bank's letter of credit.

     Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments.

     At June 30, 1996, the Bank had granted unused lines of credit to borrowers aggregating approximately $6,034,000 and $2,963,000 for commercial lines and open-end consumer lines, respectively. At June 30, 1995, the Bank had granted unused lines of credit to borrowers aggregating approximately $3,985,000 and $2,435,000 for commercial lines and open-end consumer lines, respectively.

     The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri. Although the Bank has a diversified portfolio, loans (including loans in process) aggregating $59.6 million and $60.7 million at June 30, 1996 and 1995, respectively, are secured by motels, restaurants, recreational facilities and other commercial properties in the Branson, Missouri, area. Residential mortgage and consumer loans in the Branson, Missouri, area aggregated $68.5 million and $79.4 million at June 30, 1996 and 1995, respectively. In addition, construction loans in process at June 30, 1996, totaled $39.8 million or 7% of the Bank's net loan portfolio. Approximately 66% of construction loans are multifamily and commercial properties. Of the $39.8 million in construction loans in process, $2.9 million are for projects in the Branson, Missouri, area.

     Loans aggregating $91.0 million or 16.6% of the loan portfolio at June 30, 1996, are secured by multi-family real estate.


NOTE 14:  LITIGATION

     GSBC and its subsidiaries are defendants in certain lawsuits arising in the ordinary course of business. Management, after review with its legal counsel, is of the opinion that the resolution of these legal matters will not have a material adverse effect on the Company's financial position.

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" (SFAS 122). SFAS 122 requires that mortgage banking enterprises recognize as separate assets rights to service mortgage loans for others. Adoption of SFAS 122 will be required by the Bank during the fiscal year ending June 30, 1997. The impact of this statement is not expected to have a material effect on the Bank's financial statements.

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (SFAS 125). The primary impact of SFAS 125 on mortgage banking enterprises is to extend the rules in SFAS 122 from servicing of mortgage loans to all loan servicing. Adoption of SFAS 125 will be required by the Bank during the fiscal year ending June 30, 1997. The impact of this statement is not expected to have a material effect on the Bank's financial statements.

     The Financial Accounting Standards Board recently adopted Financial Accounting Standards Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This statement establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. This statement applies to financial statements for fiscal 1997. Management expects to continue to account for stock-based compensation in accordance with the provisions of APB No. 25. Therefore, SFAS 123 is not expected to have a significant impact on the Company's consolidated financial statements.


NOTE 16:  ADDITIONAL CASH FLOW INFORMATION

                                         1996           1995          1994
                                      ----------     ----------     ---------
- -
Noncash Investing and
   Financing Activities
- -----------------------
Conversion of loans
  to foreclosed assets                $7,014,308     $5,029,750
$2,833,243
Conversion of foreclosed
  assets to loans                     $4,288,066     $1,606,463
$1,798,398

Additional Cash
   Payment Information
- ----------------------
  Interest paid                      $27,791,991    $22,733,483
$17,184,787
  Income taxes paid                   $6,045,000     $4,730,490
$4,605,000


NOTE 17:  STOCKHOLDERS' EQUITY

     In connection with the conversion in December 1989, GSBC completed the sale of 2,054,167 shares of its common stock (par value $.01) at an initial public offering price of $9 per share. In the event of a future liquidation of the Bank (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account.

     On July 1, 1994, the Board of Directors of GSBC declared a stock split effected in the form of a dividend on the outstanding common stock for shareholders of record on July 15, 1994. Each stockholder received two additional shares for each share owned on the record date. Historical dividends per share disclosures have been updated where applicable to account for the stock split.


NOTE 18:  EMPLOYEE BENEFIT PLANS

     The Company participates in a multi-employer defined benefit plan covering all employees who have met minimum service requirements. The Company's policy is to fund pension cost accrued. No contribution was required for the three years ended June 30, 1996. As a member of a multi-employer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

     Effective upon the conversion, GSBC established an Employee Stock Ownership Plan (ESOP) for full-time employees age 21 years or older who have at least one year of credited service.

     Contribution expense was $-0-, $2,500 and $222,201 for the years ended June 30, 1996, 1995 and 1994, respectively. Interest incurred on ESOP debt was $-0-, $-0- and $5,915 for the years ended June 30, 1996, 1995 and 1994, respectively. Dividends declared on ESOP shares were $334,210, $314,313 and $166,482 for the years ended June 30, 1996, 1995 and 1994, respectively. The amounts contributed to the ESOP for the years ended June 30, 1996, 1995 and 1994, were the same as contribution expense for the same periods.

     During fiscal 1996 the Company voted to terminate the ESOP. The Company filed for, and received, approval of the termination from the IRS. On July 1, 1995, all participant shares became fully vested. The Company intends to distribute the assets of the Plan during fiscal 1997.

     In connection with management's decision to terminate the ESOP in July 1995, the Company adopted a defined contribution pension plan covering substantially all employees. Employees may contribute up to 15% of their compensation. Company matching contributions are discretionary, with a maximum match of 50% of the employee's contribution on the first 6% of the employee's compensation. Employer contributions charged to expense for 1996 were $134,674.

     Effective upon the conversion, the Board of Directors of the Company established the 1989 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or awards may be granted with respect to 302,001 shares of common stock.

     Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options are granted for a ten-year term and become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

     Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

     The table below summarizes transactions under the Company's stock option plan:

                                                           Shares
                                                     -----------------------
                                                     Available
                                                     to Grant   Under Option
                                                     ---------  ------------
Balance, July 1, 1993 ($7.625 - $30.125 per share)     47,129       114,989
  Exercised ($7.625 - $9 per share)                                 (26,254)
  Forfeited ($7.625 - $21 per share)                    1,300        (1,300)
                                                      -------       -------
Balance, June 30, 1994 ($7.625 - $30.125 per share)    48,429        87,435
  Exercised ($7.625 - $21 per share)                                   (350)
  Forfeited ($7.625 per share)                            474          (474)
  Effect of 3-for-1 Stock Split                        96,585       173,222
  Exercised ($2.542 - $7 per share)                                 (64,589)
  Forfeited ($2.542 per share)                          4,235        (4,235)
                                                      -------       -------
Balance, June 30, 1995 ($2.542 - $10.042 per share)   149,723       191,009
  Granted ($21.875 - $26.375 per share)               (68,000)       68,000
  Exercised ($2.542 - $7 per share)                                 (43,888)
  Forfeited ($2.542 - $21.875 per share)                4,463        (4,463)
                                                      -------       -------
Balance, June 30, 1996 ($2.542 - $26.375 per share)    86,186       210,658
                                                      =======       =======
  Options exercisable at June 30, 1996                              140,749
                                                                    =======

NOTE 20:  SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.


NOTE 21:  SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS

     Following is a summary of unaudited quarterly operating results for the years ended June 30, 1996 and 1995:
                                             1996
                    ------------------------------------------------------
                                      Three Months Ended
                    ------------------------------------------------------
                    September 30   December 31     March 31      June 30
                    ------------   -----------   -----------   -----------
Interest income       13,218,646   $13,401,522   $13,493,209   $13,824,988
Interest expense       6,928,140     7,022,660     7,131,607     7,050,004
Provision for loan
  losses                 324,080       323,325       350,016       453,333
Net realized gains on
  available-for-sale
  securities             607,589             0             0        72,768
Net income             2,884,588     2,478,028     3,220,414     2,710,925
Earnings per common
  share                     $.62          $.54          $.70          $.59

                                              1995
                    ------------------------------------------------------
                                      Three Months Ended
                    ------------------------------------------------------
                    September 30   December 31     March 31      June 30
                    ------------   -----------   -----------   -----------
Interest income      $10,480,678   $11,379,218   $12,216,190   $13,034,501
Interest expense       4,770,837     5,518,430     6,333,033     6,788,762
Provision for loan
  losses                 307,778       306,888       496,629       207,971
Net realized gains on
  available-for-sale
  securities                   0             0             0        21,250
Net income             2,273,905     2,391,671     2,394,424     2,427,930
Earnings per common
  share                     $.46          $.50          $.51          $.52


NOTE 22:  CONDENSED PARENT COMPANY STATEMENTS

     The condensed balance sheets at June 30, 1996 and 1995, and statements of income and cash flows for the years ended June 30, 1996, 1995 and 1994 for the parent company, Great Southern Bancorp, Inc., are as follows:

                                              1996                1995
                                         ------------        ------------
BALANCE SHEETS
  Assets
    Cash                                 $  3,970,272        $  6,811,892
    Available-for-sale securities           4,646,709           3,081,388
    Investment in subsidiary bank          57,109,923          50,323,664
    Investment in other subsidiaries        1,423,989           2,169,082
    Foreclosed assets held for sale, net      324,900              32,133
    Dividends receivable                                            3,090
    Other                                     450,741             467,670
                                           ----------          ----------
                                         $ 67,926,534        $ 63,288,919
                                           ==========          ==========

Liabilities and Stockholders' Equity
  Income taxes payable                   $     57,505        $     75,576
  Deferred income taxes                        61,460             231,156
  Common stock                                 61,625              61,625
  Additional paid-in capital               16,834,507          16,692,966
  Retained earnings                        67,917,888          59,755,968
  Unrealized appreciation on
    available-for-sale securities, net         96,129             361,551
  Treasury stock, at cost                 (17,102,580)        (13,889,923)
                                           ----------          ----------
                                         $ 67,926,534        $ 63,288,919
                                           ==========          ==========



                                      1996          1995          1994
                                  -----------  ------------  ------------
STATEMENTS OF INCOME
Income
  Dividends from subsidiary bank  $ 3,335,250  $ 13,373,110  $
  Dividends from other subsidiaries 1,227,210       404,042       208,200
  Income on foreclosed assets          94,848        67,248
  Interest and dividend income        337,122       399,405       158,866
  Net realized gains on sales of
    available-for-sale securities     680,357        21,250
  Other income (loss)                 (11,655)      (11,121)          310
      Total income                  5,663,132    14,253,934       367,376
Expense
  Operating expenses                  204,967       238,559       454,784
    Total expense                     204,967       238,559       454,784
Income (loss) before income tax and
  equity in undistributed earnings
  of subsidiaries                   5,458,165    14,015,375       (87,408)
Provision (credit) for income taxes   205,444       (15,765)     (113,831)
Income before equity in
  earnings of subsidiaries          5,252,721    14,031,140        26,423
Equity in undistributed earnings
  of subsidiaries                   6,041,234    (4,543,210)   11,690,016
                                   ----------    ----------    ----------
Net Income                       $ 11,293,955  $  9,487,930  $ 11,716,439
                                    ==========      =========    ==========

                                       1996         1995          1994
                                  ------------  -----------  ------------
STATEMENTS OF CASH FLOWS
Cash Flows From Operating
   Activities
  Net income                      $ 11,293,955  $ 9,487,930  $ 11,716,439
  Items not requiring (providing)
     cash:
    Loss on low income housing
      partnership                       11,665       11,121
    Equity in undistributed earnings
      of subsidiaries               (6,041,234)   3,990,519   (11,690,016)
    Gain on sale of foreclosed
      assets                           (30,415)     (25,070)
    Net realized gains on sales of
      available-for-sale securities   (680,357)     (21,250)
Changes in:
  ESOP debt                                                       223,588
  Dividends receivable                   3,090       (3,090)
  Dividends, accounts payable
    and income taxes                   (18,071)     182,950      (208,324)
                                     ---------   ----------    ----------
      Net cash provided by
      operating activities           4,538,633   13,623,110        41,687
                                    ----------   ----------    ----------
Cash Flows From Investing Activities
  Net loans (originated) repaid                      53,655       (53,655)
  Proceeds from sale of foreclosed
  assets                               138,799      143,629
  Purchase of available-for-sale
    securities                      (4,262,729)  (2,545,556)
  Proceeds from sale of available-
  for-sale securities                2,942,647       78,125
  Capitalized costs on
  foreclosed assets                     (1,151)       1,998
  Investment in low income housing
    partnership                                    (231,358)     (227,500)
  Partnership distribution               5,332
                                    ----------   ----------    ----------
      Net cash used in investing
        activities                  (1,177,102)  (2,499,507)     (281,155)

Cash Flows From Financing Activities
  Dividends paid                    (3,132,035)  (2,766,989)   (1,523,548)
  Stock options exercised              279,272      323,242       420,599
  Treasury stock purchased          (3,350,388)  (5,885,426)   (1,098,550)
                                    ----------   ----------    ----------
    Net cash used in
      financing activities          (6,203,151)  (8,329,173)   (2,201,499)
                                    ----------   ----------    ----------
Increase (Decrease) in Cash         (2,841,620)   2,794,430    (2,440,967)

Cash, Beginning of Year              6,811,892    4,017,462     6,458,429
                                    ----------   ----------    ----------
Cash, End of Year                 $  3,970,272  $ 6,811,892  $  4,017,462
                                    ==========   ==========    ==========
Additional Cash Payment Information
  Income taxes paid (refunded)    $    127,570  $  (289,285) $   (240,210)

Independent Accountants' Report



Board of Directors
Great Southern Bancorp, Inc.
Springfield, Missouri


     We have audited the consolidated statements of financial condition of GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES as of June 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1, in 1995 the Company changed its method of accounting for investments in debt and equity securities. As discussed in
Note 9, in 1994 the Company changed its method of accounting for income taxes. These changes were made in response to new accounting pronouncements.




                                            /s/ Baird, Kurtz & Dobson




August 12, 1996
Springfield, Missouri

(The following text was next to an individual photo of each director.)

William V. Turner
CHAIRMAN OF THE BOARD, PRESIDENT, and CHIEF EXECUTIVE OFFICER

Great Southern's Chief Executive Officer since 1974, Bill Turner has guided the Company with the same spirit of community-mindedness his own life so fully reflects:
He has served as President of Springfield Baptist Hospital, Cox Health Systems Board of Directors, Springfield Area Chamber of Commerce, Springfield School District, and American Cancer Society in Greene County;
 - as Chairman of the Greene County Cancer Crusade, the Campaign Fund Drive for Mental Retardation, Drury College President's Club, and the committee responsible for bringing Junior Achievement to Springfield;
 - as Trustee of Southwest Baptist College and the Ozarks Playgrounds
Association;
 - as Director of the Community Foundation,
 - Treasurer of the Y.M.C.A.,
 - and as a member of the Public Safety Committee, the Mayor's Commission on Human Rights, and the Missouri and United States Savings and Loan Leagues.
He has also served on the Boards of the Springfield Girls Club and the Greene County American Red Cross,
 - as Trustee of Springfield Boys Club,
 - as Director of the Federal Savings and Loan Advisory Council in Washington, D.C., and as Director and Vice Chairman of the Federal Home Loan Bank of Des Moines.
 - Chairman of the Boy Scouts of America

William E. Barclay
PRESIDENT, AUTO MAGIC / JIFFY LUBE
SPRINGFIELD, MO

A prominent Springfield entrepreneur, Bill Barclay brought the first automated car wash to southern Missouri in 1962, and today oversees 300 employees at three Auto Magic and eleven Jiffy Lube locations.
His franchise was named Top Jiffy Lube Franchise West of the Mississippi in O96. Bill has been a Board Member since 1975.

Larry D. Frazier
GENERAL MANAGER, WHITE RIVER VALLEY
ELECTRIC COOPERATIVE, HOLLISTER, MO

Larry has been General Manager of White River Valley Electric Cooperative for 20 years, serving more than 35,000 customers in southern Missouri. A noted leader in the utilities field, he is also a Director of Sho-Me Power Cooperative, Marshfield; Executive Vice President of Branson's Roark Water & Sewer Company; President of Rural Missouri Cable TV Cooperative; Chairman of the NRECA Standing Committee on Economic Development, Washington, DC.
He joined our Board in 1992.

William K. Powell
PRESIDENT, HERRMAN LUMBER COMPANY
SPRINGFIELD, MO

Bill Powell has been associated with the Herrman Lumber Company for nearly 49 of its 79 years, and has served as its Chairman for the past 30 years. A family-owned business founded in 1917, the company operates 10 building centers in three states with approximately 200 employees. Bill is also a Director of United Millworks, and this year celebrates a remarkable three decades' continuous service to Great Southern's Board of Directors.

Al F. Turner
VICE CHAIRMAN OF THE BOARD
MOUNTAIN GROVE, MO

An attorney for 36 years, Al Turner served as Circuit Judge of Missouri's 44th Judicial Circuit for 12 years, following 8 years as Wright County Prosecutor. His banking experience includes former positions as Counsel for Seymour Bank, Bank of Mansfield, Security Bank of Mountain Grove and Mountain Grove National Bank, also serving as Chairman, President and CEO at Mountain Grove National from 1974-1977. Al joined the Great Southern Board in 1976.

(This text was above two group pictures of these officers.)

GREAT SOUTHERN BANCORP, INC.
- ----------------------------

William V. Turner
CHAIRMAN OF THE BOARD,
PRESIDENT, AND CHIEF EXECUTIVE OFFICER

Don M. Gibson
EXECUTIVE VICE PRESIDENT
CHIEF OPERATING OFFICER AND SECRETARY

Joseph W. Turner
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL



OFFICERS OF GREAT SOUTHERN BANK
- -------------------------------

William V. Turner
CHAIRMAN OF THE BOARD,
PRESIDENT, AND CHIEF EXECUTIVE OFFICER

Don M. Gibson
EXECUTIVE VICE PRESIDENT
CHIEF OPERATING OFFICER AND SECRETARY

Joseph W. Turner
EXECUTIVE VICE PRESIDENT AND
GENERAL COUNSEL

Richard Huff
SENIOR VICE PRESIDENT
CHIEF LENDING OFFICER

Richard Wilson
SENIOR VICE PRESIDENT AND
CONTROLLER

Vicki Bilyeu
FIRST VICE PRESIDENT AND
RESIDENTIAL LENDING MANAGER

Bret Aegerter
VICE PRESIDENT
BRANCH ADMINISTRATION

Teresa Chasteen
VICE PRESIDENT AND
DIRECTOR OF MARKETING

Steve Mitchem
VICE PRESIDENT AND
COMMERCIAL LOAN ADMINISTRATION

Doug Marrs
VICE PRESIDENT
OPERATIONS

(This is the back cover which was a smaller picture of the same picture that was on the front cover. The majority of the page is a solid maroon.)